07028819

UNIVERSAL STUDIOS JAPAN

RECEIVED

2007 DEC 27 P 3:31

File No. 82-35074

December 25, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: USJ Co., Ltd. – Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- An English translation of documents published, filed, or distributed since September 25, 2007, attached as Annex A hereto.
- A brief description of Japanese language document filed since September 25, 2007 attached as Annex A hereto.

If you have any questions or requests for additional information, please contact us at 011-81-6-6465-3134 (telephone) or 011-81-6-6465-3534 (facsimile).

PROCESSED
JAN 0 2 2008
THOMSON FINANCIAL

Very truly yours,

USJ Co., Ltd.

By Koji Iida

Name: Koji Iida
Title: Director and General Manager,
Finance & Administration Division

Enclosures

Dw 12/28

ANNEX A

LIST OF DOCUMENTS PUBLUSHED, FILED OR DISTRIBUTED SINCE March, 5 2007

A. ENGLISH LANGUAGE DOCUMENTS

1. Interim Business Report to Shareholders, 2008 USJ Report, dated December 6, 2007 (Attached here to as Exhibit A-1)
2. Financial Results for the First Half ended September 30, 2007 (Non-consolidated), dated November 8, 2007 (Attached here to as Exhibit A-2)

B. JAPANESE LANGUAGE DOCUMENT WITH A BRIEF DESCRIPTION

1. Interim Security Report, dated June 28, 2007 (Attached here to as Exhibit B-1)
   Interim Security Report for the fiscal year ending March 31, 2008 including audited financial statements filed with Kinki Local Finance Bureau.

82-35074 A-1

UNIVERSAL STUDIOS

UNIVERSAL STUDIOS JAPAN™

Interim 2008

USJ Report


UNIVERSAL STUDIOS
UNIVERSAL WONDER CHRISTMAS

Dear Shareholders,

A short time ago, on October 7, your company announced that results for the first six months of fiscal 2007 would exceed its semi-annual plan. Exceeding the planned goal is a laudable achievement. Our pledge to grow shareholder value remains at the forefront of your company's strategy.

Business Summary

March 2007 saw the debut of our spectacular new attraction Hollywood Dream The Ride. Guests throughout Japan were energized and excited to ride USJ's new world-class attraction. This past summer, USJ introduced a new and special limited-time parade, Universal Water Parade, which entertained and refreshed thousands of guests during the hot summer season. In the Fall, we re-enforced our event strategy with our very popular Universal Wonder Halloween featuring Sorciere, an awe-inspiring Halloween spectacular. USJ continues to engage its guests on an emotional level and remains focused on its core demographics—women and women with children.

Operating Results

In the interim period ended September 30, 2007, our attendance totaled 4,082,000, an increase of 3.0% over the same period of the previous year. Sales and income exceeded our initial forecasts. This result reflects the successful opening of the new ettraction, a new summer event and continued benefits from an increase in admission prices effected in July 2006. We recorded sales of ¥37,175 million, operating income of ¥5,141 million, and net income of ¥4,685 million. USJ will pay an interim dividend of ¥750 per share and we plan to pay a total dividend of ¥1,500 per share for the full fiscal year.

Future Prospects

We will strive to generate strong cash flow and grow both EBITDA and net profits. USJ maintains a very strong balance sheet. USJ is not a company standing on its past success. We continue to look toward the future. We continue our pledge: We will continue to increase shareholder value.

We appreciate your continued support and cooperation.

Yours sincerely,
December 2007

Glenn Gumpel
President and CEO
USJ Co., Ltd.

World-Class Family Entertainment



Attendance


New Management Team
10 000
8 000
6 000
4 000
2 000
0
(Thousands of Guests)
9,889
HFP
3,304
6,585
8,100
8,314
8,698
3,963
Interim
4,082
Interim
'04/3
'05/3
'06/3
'07/3
'07/9

HFP was a highly discounted pass valid for unlimited re-entry from March to December 2003 which cost only ¥6,900.

Significant Balance Sheet Improvement


New Management Team
Total debt
Debt/EBITDA
120,000
100,000
80,000
60,000
40,000
20,000
0
(Millions of Yen)
118,605
110,175
87,600
62,400
60,650
Interim
8.7x
6.8x
5.1x
2.9x
10
8
6
4
2
0
(Times)
'04/3
'05/3
'06/3
'07/3
'07/9

Debt figures represent total debt
EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization

EBITDA


New Management Team
EBITDA
25 000
20,000
15 000
10,000
5 000
0
(Millions of Yen)
13,699
16,312
17,145
21,286
10,437
Interim
11,992
Interim
'04/3
'05/3
'06/3
'07/3
'07/9

(Financial statements for FY2004 have not been audited in accordance with Article 193-2 of the Securities and Exchange Law.)

Financial Highlights

(Millions of Yen)

	2006/9	2007/9	2007/3
Sales	35,297	37,175	72,062
Operating Income	3,300	5,141	7,283
Ordinary Income	2,387	4,697	5,273
Net Income	1,398	4,685	3,793
Capital Stock	25,674	31,122	30,938
Net Assets	30,073	48,055	42,995
Total Assets	123,167	126,135	129,937
Equity Ratio (%)	24.4	38.1	33.1
Interest-Bearing Debt	72,400	60,650	62,400
Net Cash Provided by Operating Activities	4,174	5,020	17,696
Net Cash Used in Investing Activities	(2,147)	(4,282)	(7,010)
Net Cash Used in Financing Activities	(16,232)	(2,027)	(16,131)
Attendance (Thousands of Guests)	3,963	4,082	8,698

- In the interim period ended September 30, 2007, our sensational new roller coaster Hollywood Dream The Ride, opened in March, and our first carousel Magical Oz-Go-Round, opened in July, continued to draw a large number of guests to Universal Studios Japan. Universal Water Parade, a new summer event, was also very well received. As a result, a total of 4,082,000 guests, an increase of 3% over the same period of the previous year, visited Universal Studios Japan to enjoy spring and summer.
- Our business performance has steadily grown, reflecting an increase in attendance.
- Sales were ¥37.1 billion, up 5.3% from the same period of the previous year. Operating income totaled ¥5.1 billion, an increase of 55.8%, and ordinary income was ¥4.6 billion, a jump of 96.8%.

Financial Statements

Interim Statements of Income

(Millions of Yen)

	2006/9	2007/9	
Sales	35,297	37,175	Sales increased 5.3% from the same period of the previous year.
Cost of Sales	27,355	27,020	
Gross Profit	7,941	10,155	
Selling, General and Administrative Expenses	4,640	5,014	
Operating Income	3,300	5,141	Operating income increased dramatically, up 55.8% from the same period of the previous year. The operating margin rose from 9.4% to 13.8%.
Non-operating Income	425	518	
Non-operating Expenses	1,338	961	
Ordinary Income	2,387	4,697	Ordinary income totaled ¥4.6 billion, up 96.8% from the same period of the previous year, due to a reduction of interest payments reflecting a decrease of debt.
Extraordinary Loss	985	9	Extraordinary loss was ¥0.9 billion, down 99.0% from the same period of the previous year because loss on disposal of fixed assets decreased dramatically.
Income Before Income Taxes	1,401	4,687	
Income Taxes	2	2	
Net Income	1,398	4,685	Net income increased ¥3.2 billion from the same period of the previous year.


Sales
37,175 million
80,000
60,000
40,000
20,000
0
70,059
68,267
72,062
35,297
37,175
Interim
Interim
'05/3
'06/3
'07/3
'07/9


Operating Income
5,141 million
8,000
6,000
4,000
2,000
0
73
1,494
7,283
3,300
5,141
Interim
Interim
'05/3
'06/3
'07/3
'07/9


Net Income
4,685 million
6,000
4,000
2,000
0
-4,000
-6,000
-5,172
-4,634
3,793
1,398
4,685
Interim
Interim
'05/3
'06/3
'07/3
'07/9

Balance Sheets

(Millions of Yen)

Assets	2006/9	2007/9	2007/3
Current Assets	17,450	27,821	26,594
Cash and deposits	13,014	22,970	21,920
Accounts receivable, trade	1,240	1,394	2,066
Inventories	2,148	2,224	1,821
Others	1,048	1,233	788
Allowance for doubtful accounts	(1)	(1)	(1)
Fixed Assets	105,701	98,308	103,332
Tangible fixed assets	102,972	95,120	100,800
Buildings	53,938	52,152	53,639
Structures	18,886	17,936	18,632
Machinery and equipment	23,266	20,206	23,366
Others	6,880	4,825	5,162
Intangible fixed assets	562	1,300	469
Investments and other assets	2,166	1,887	2,062
Deferred Assets	15	5	10
Total Assets	123,167	126,135	129,937

Current assets increased ¥1.2 billion from the end of the previous fiscal year partly due to an increase in cash and deposits of ¥1.0 billion, led by ticket sales growth as a result of strong attendance.

Fixed assets totaled ¥98.3 billion, a decrease of ¥5.0 billion from the end of the previous fiscal year, due to the progress recorded in the depreciation of theme park facilities.

Total assets were ¥126.1 billion, a decrease of ¥3.8 billion from the end of the previous year.

(Millions of Yen)

Liabilities	2006/9	2007/9	2007/3
Current Liabilities	19,694	19,335	25,656
Accounts payable, trade	1,012	852	1,068
Current portion of long-term debt	1,750	3,500	3,500
Others	16,932	14,983	21,087
Long-Term Liabilities	73,398	58,744	61,285
Long-term debt	70,650	57,150	58,900
Others	2,748	1,594	2,385
Total Liabilities	93,093	78,080	86,941

Net Assets	2006/9	2007/9	2007/3
Shareholders' Equity	30,073	48,049	42,995
Capital Stock	25,674	31,122	30,938
Capital Surplus	3,000	8,447	8,263
Retained Earnings	1,398	8,478	3,793
Stock Acquisition Rights	—	6	—
Total Net Assets	30,073	48,055	42,995
Total Liabilities and Net Assets	123,167	126,135	129,937

Current liabilities amounted to ¥19.3 billion, a decrease of ¥6.3 billion from the end of the previous fiscal year because advances for Partnership Fees and Annual Pass revenue were recognized as revenue.

Long-term liabilities were ¥58.7 billion, a decrease of ¥2.5 billion from the end of the previous fiscal year, due to the reclassification of long-term debt to current portion.

Total indebtedness with interest came to ¥60.7 billion, a decrease of ¥1.8 billion from the end of the previous fiscal year.

Total net assets were ¥48.0 billion due to an increase in retained earnings of ¥4.6 billion as a result of the interim net income recorded.



Net Assets
48,055 million
50,000
40,000
30,000
20,000
10,000
0
8,308
28,674
42,995
48,055
Interim
'05/3
'06/3
'07/3
'07/9



Equity Ratio
38.1%
40
30
20
10
0
(%)
5.5
20.1
33.1
38.1
Interim
'05/3
'06/3
'07/3
'07/9



Interest-Bearing Debt
60,650 million
Debt figures represent total debt
120,000
100,000
80,000
60,000
40,000
20,000
0
110,175
87,600
62,400
60,650
Interim
'05/3
'06/3
'07/3
'07/9

Statements of Cash Flows

(Millions of Yen)

	2006/9	2007/9
Net cash provided by operating activities	4,174	5,020
Net cash used in investing activities	(2,147)	(4,282)
Net cash used in financing activities	(16,232)	(2,027)
Effect of exchange rate changes on cash and cash equivalents	86	77
Net decrease in cash and cash equivalents	(14,117)	(1,212)
Cash and cash equivalents at beginning of period	27,131	21,920
Cash and cash equivalents at end of period	13,014	20,707

For more details, please visit. **http://ir.usj.co.jp/en/FinancialResults.html**

Topics for the Fiscal Year Ending March 31, 2008: From Spring to Autumn

Hollywood Dream The Ride



Our first roller coaster opened in spring 2007, named Hollywood Dream The Ride and it is truly a "dream" attraction. The roller coaster starts out slowly gliding smoothly upwards, then once you are up in the air, you find that you are overlooking the city of Hollywood. Set free from gravity, you'll feel as if you are flying in the sky.

Universal Wonder Halloween 2007

Topics for the Fiscal Year Ending March 31, 2008: From Winter

S EASONAL EVENTS



Universal Countdown Party 2008

Countdown to 2008 is a special "dream" moment when everyone gets together for the New Year celebration. Stunning firework displays and beautiful lights prevail throughout Universal Studios Japan.

Universal Valentine's Day

A lot of romantic events warm up the wintertime.


A World Full
of Wonderment

Approach to CSR Activities

The Wonder Kids Program was held by our social contribution team USJ Dream Weavers. We have been actively conducting various community programs, such as visits to children's homes and hospitals by popular park characters, charity events for disaster victims and other volunteer activities.



1. Social Activities

- **Wonder Kids Program**
  The 2nd Wonder Kids Program was held in July 2007. A total of 138 children from children's institutions and homes were invited to the park. 61 employees volunteered to escort the children and to share with them the knowledge on jobs in the park and on dinosaurs.
- **Community Program**
  The park's popular characters and performers visit hospitals and institutions for children and disabled people, and nursing homes on a regular basis.
- **Collaboration with Other Organizations**
  (1) We sponsored and supported the Charity Walk hosted by Japan Committee for UNICEF. 17 employees participated as volunteer staff.
  (2) We sponsored and supported the Charity Walkathon hosted by the American Chamber of Commerce in Japan. 28 employees supported operations as volunteer staff. 14 entertainers volunteered to perform a concert, "USJ Dream Weaver Singing Train."
  (3) 130 employees participated in the charity event organized by Nippon Television Network's 24 Hour Television, "Love Saves the Earth," and voluntarily supported the raising of donations at the entrance of the park.
  (4) We supported Make-A-Wish, the international wish-granting organization for children with life-threatening illnesses.

2. Community Activities

- A park character acted as a postmaster for the day to celebrate the 74th anniversary of Japan Post.
- Employees are actively encouraged to participate in sports events.
  (1) 63 employees supported the 11th World Championship in Athletics Osaka as volunteer staff.
  (2) 15 employees supported the 8th Japan Table Tennis Championship for the Disabled as volunteer staff.
- 205 employees participated in a clean campaign, "Clean Osaka— Clean Up Osaka City."
- Safety driving campaign, "No Accident, No Traffic Violation," is in practice to improve employees' safety awareness. (October 1, 2007–March 31, 2008)

3. Approach to the Environment

- We seek to manage our operations in ways that incorporate consideration for the environment and for society.
- We held the Energy Saving Promotion Project in light of the Kyoto Protocol. In 2006, we reduced carbon dioxide emissions by 8% over 2005, and we are striving to reduce them by another 3.5% in 2007.
- All employees were actively encouraged to save energy in July 2007, the Company's Energy Saving Month. As a result, we reduced electricity consumption by 6.3%, air conditioning usage by 32.6% and water consumption by 2.9% over the previous year.

Company Profile

Company Profile (as of September 30, 2007)

Corporate Name	USJ Co., Ltd.	**Representative Director**	Glenn Gumpel
Date of Establishment	December 1994	**Number of Employees**	534
Head Office Location	2-1-33 Sakurajima, Konohana-ku, Osaka, Japan	**Capital**	¥31,122 million

Board of Directors (as of September 30, 2007)

President, CEO and Representative Director	Glenn Gumpel
Directors	Koji Iida
	Isao Tanaka
	Vernon McGugan
	Yoshikazu Maruyama
	Hiroshi Nakamichi
Outside Directors	Ankur Sahu
	Kenichiro Kagasa
	Kazuhiro Takahashi
Corporate Auditors	Tsugio Hase
	Masahiro Kawada
Outside Auditors	Takashi Shoji
	Michiko Kanai

Note: Ankur Sahu, Kenichiro Kagasa and Kazuhiro Takahashi are outside statutory directors.

Note: Tsugio Hase, Masahiro Kawada, Takashi Shoji and Michiko Kanai are outside statutory auditors.

Investor Information (as of September 30, 2007)

Stocks

Number of Shares Authorized	3,000,000
Number of Shares Issued	2,159,545
Number of Shareholders	12,716

Major Shareholders

Shareholders	Number of Shares Held	Percentage of Shares Held (%)
Crane Holdings Ltd.	888,890	41.16%
DBJ Value Up Fund	222,222	10.29%
Osaka City	200,000	9.26%
Owl Creek Overseas Fund, Ltd.	147,593	6.83%
Bank of N.Y. GCM Client Account JPRD AC ISG (FE-AC)	106,315	4.92%
Morgan Stanley & Co. Inc.	73,559	3.41%
Morgan Stanley & Co. International plc	70,549	3.27%
Owl Creek Ⅱ, LP	65,110	3.01%
SIS SEGAINTERSETTLE AG	21,261	0.98%
BEAR STEARNS SECURITIES CORP.	18,947	0.88%

Composition of Shareholders



Financial Institutions 1.59%
Securities Companies 0.61%
Local Public Organizations 9.26%
Individuals and Others 3.24%
Other Japanese Institutions 56.87%
Non-Japanese Institutions 28.43%

Stock Price Range



Stock Price (Yen)
100,000
90,000
80,000
70,000
60,000
50,000
40,000
0
'07/3
'07/4
'07/5
'07/6
'07/7
'07/8
'07/9

82-35074 B-1

半期報告書

（第14期中） 自 平成19年４月１日
至 平成19年９月30日

株式会社ユー・エス・ジェイ

大阪市此花区桜島二丁目１番33号

(871185)

000044

目次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成19年11月26日
【中間会計期間】	第14期中（自　平成19年4月1日　至　平成19年9月30日）
【会社名】	株式会社ユー・エス・ジェイ
【英訳名】	USJ Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　グレン　ガンペル
【本店の所在の場所】	大阪市此花区桜島二丁目1番33号
【電話番号】	06－6465－3022
【事務連絡者氏名】	経理・財務部長 竹中　昭敏
【最寄りの連絡場所】	大阪市此花区桜島二丁目1番33号
【電話番号】	06－6465－3022
【事務連絡者氏名】	経理・財務部長 竹中　昭敏
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

提出会社の経営指標等

回次		第12期中	第13期中	第14期中	第12期	第13期
会計期間		自平成17年 ４月１日 至平成17年 ９月30日	自平成18年 ４月１日 至平成18年 ９月30日	自平成19年 ４月１日 至平成19年 ９月30日	自平成17年 ４月１日 至平成18年 ３月31日	自平成18年 ４月１日 至平成19年 ３月31日
売上高	(百万円)	－	35,297	37,175	68,267	72,062
経常利益 または経常損失（△）	(百万円)	－	2,387	4,697	△582	5,273
中間（当期）純利益 または当期純損失（△）	(百万円)	－	1,398	4,685	△4,634	3,793
持分法を適用した場合の投資利益	(百万円)	－	－	－	－	－
資本金	(百万円)	－	25,674	31,122	52,500	30,938
発行済株式総数						
普通株式	(千株)	－	1,541	2,159	1,541	2,143
Ａ種優先株式	(千株)	－	185	－	185	－
純資産額	(百万円)	－	30,073	48,055	28,674	42,995
総資産額	(百万円)	－	123,167	126,135	142,833	129,937
１株当たり純資産額	(円)	－	14,112.26	22,249.66	13,204.47	20,061.69
１株当たり中間（当期）純利益金額または１株当たり当期純損失金額（△）	(円)	－	732.03	2,173.10	△3,159.65	1,973.91
潜在株式調整後１株当たり中間（当期）純利益金額	(円)	－	－	2,124.10	－	1,938.13
１株当たり配当額	(円)	－	－	750	－	－
自己資本比率	(%)	－	24.4	38.1	20.1	33.1
営業活動による キャッシュ・フロー	(百万円)	－	4,174	5,020	9,632	17,696
投資活動による キャッシュ・フロー	(百万円)	－	△2,147	△4,282	△2,096	△7,010
財務活動による キャッシュ・フロー	(百万円)	－	△16,232	△2,027	△1,429	△16,131
現金及び現金同等物の中間期末（期末）残高	(百万円)	－	13,014	20,707	27,131	21,920
従業員数 （外、平均臨時従業員数）	(人)	－ (－)	545 (2,425)	534 (2,625)	554 (2,446)	543 (2,410)

（注）１．当社は中間連結財務諸表を作成しておりませんので、連結会計年度に係る主要な経営指標等の推移については、記載しておりません。また、第13期中間会計期間より中間財務諸表を作成しているため、それ以前の中間会計期間については記載しておりません。

２．売上高には、消費税等は含まれておりません。

３．当社は関連会社がありませんので、持分法を適用した場合の投資利益につきましては、記載しておりません。

４．純資産額の算定にあたり、第13期より「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準委員会　平成17年12月９日　企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準委員会　平成17年12月９日　企業会計基準適用指針第８号）を適用しております。

５．潜在株式調整後１株当たり中間（当期）純利益金額について、第12期は潜在株式は存在するものの１株当たり当期純損失であるため記載しておりません。また、第13期中間会計期間は、潜在株式はありますが、当社株式は非上場であり、期中平均株価が把握できないこと、及び、１株当たり中間純利益金額の算定にあたりＡ種優先株式は、「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）第12項に従い、転換仮定方式に準じて算定された株式数を普通株式数に加えていることから記載しておりません。

６．従業員数欄の（外書）は、臨時従業員の雇用人員（パートタイマーは１日7.75時間換算の年間平均雇用人員）であります。

７．第12期において、当期純損失を計上しております。主な要因は、リピーターの来場促進策等により年間パス（１年間の有効期間内であれば何回でも入場できるチケット）利用入場者数は増加しましたが、レギュラーパス入場者数の減少等から売上高は減少いたしました。人員数の見直し、メンテナンス関連業務の内製化、賃貸料の見直し等によるコスト効率化の推進から営業利益は増加しましたが、支払利息やリファイナンス関連費用等負担により、経常損失及び当期純損失を計上いたしました。

2【事業の内容】

当中間会計期間において、当社および当社の関係会社が営む事業の内容について、重要な変更はありません。

3【関係会社の状況】

当中間会計期間において、重要な関係会社の異動はありません。

4【従業員の状況】

(1)提出会社の状況

平成19年9月30日現在

従業員数（人）	534（2,625）

（注） 従業員数は、就業人員（当社から社外への出向者を除き、社外から当社への出向者を含んでおります。）であり、臨時従業員数（嘱託4人、単年契約社員226人、パートタイマー2,313人、派遣社員82人）は、（ ）外数で記載しております。

なお、臨時従業員のうちパートタイマーは、中間会計期間総労働時間を1日7.75時間で人数の換算をしております。

(2) 労働組合の状況

当社の労働組合ユー・エス・ジェイ　クルーアライアンスは、平成12年12月に結成され、当中間会計期間末現在の組合員は2,110名（うち臨時雇用者数は1,667名）で、ＵＩゼンセン同盟に所属しております。

労使関係は円満に推移しており、特記すべき事項はありません。

第２【事業の状況】

１【業績等の概要】

(1) 業績

当中間会計期間におけるわが国経済は、米国におけるサブプライムローン問題や原油高騰の影響等により先行き不透明感が広がっているものの、企業部門収益の好調さが持続し個人消費も順調に推移しており、景気は回復基調を維持しました。

このような状況のなか、開業６年目となる当事業年度のユニバーサル・スタジオ・ジャパンでは、年間テーマを「ドリーム（夢）」と設定し、ゲストの皆様が思い描いているあこがれが叶うような「ドリーム（夢）」あふれる新たなワールドクラスのエンターテインメントを続々とお贈りし、特別な思い出を提供できる場所となることを目指して様々なアトラクションやイベントを強化しております。このように、新しいエンターテインメントを年間を通じて継続的にご提供することで、ゲストの皆様のリピート来場促進を図ってまいります。

当中間会計期間におきましては、平成19年３月にオープンした新感覚ジェットコースター「ハリウッド・ドリーム・ザ・ライド」が引き続き大変な人気を集めており、多くのゲストの皆様から絶大な支持を獲得しております。また、新作映画の公開と連動した期間限定スペシャルイベント（平成19年４月19日から平成19年８月31日）や、夏季限定イベントとして水を使ったキャラクターパレード「ユニバーサル・ウォーター・パレード」（平成19年７月12日から平成19年９月２日）を開催、平成19年７月19日には新規アトラクションとして、開業以来初となるメリー・ゴーラウンドのアトラクション「マジカル・オズ・ゴーラウンド」を導入するなど、主要ターゲットである女性層及びファミリー層のニーズに合致した集客施策を継続的に実施いたしました。さらに、午後３時よりご入場が可能な夏季限定「サマー・トワイライト・パス」（平成19年７月14日から平成19年９月２日）やハロウィーン期間限定「トワイライト・パス」（平成19年９月11日から平成19年10月31日）の販売を実施し、多くのゲストの皆様にご支持いただきました。

マーケティング・営業施策としては、引き続き「関西周辺圏」（石川県、福井県、岐阜県、三重県、愛知県、岡山県、広島県、徳島県及び香川県）を重点開拓地域とし、集客のための広告宣伝・営業活動を強化いたしました。

以上の結果、当中間会計期間の入場者数につきましては、前年同期を上回る408万２千人（前年同期比3.0％増）となりました。

また、来たる第３四半期には、「ユニバーサル・ワンダー・ハロウィーン」（平成19年９月11日から平成19年10月31日）や「ユニバーサル・ワンダー・クリスマス」（平成19年11月８日から平成20年１月６日の予定）等を開催し、これまで以上に「ドリーム（夢）」に満ちあふれたワールドクラスのエンターテインメントで新しい驚きや感動を提供してまいります。

売上高は、入場者数の増加に加えて、平成18年７月に実施したテーマパーク入場料の値上げやアトラクション優先入場券の販売が好調であること、商品・飲食販売についてはイベントに連動した商品やメニューを充実させたこと等により前年同期に比べ1,878百万円増の37,175百万円（前年同期比5.3％増）となりました。

営業利益は、商品販売収入の粗利率の上昇や、適正な人員配置による人件費の管理、水道光熱費等のコスト削減に努めたこと、エンターテインメント・ショー制作費や固定資産の耐用年数の経過による減価償却費が減少したこと等により、前年同期に比べ1,840百万円増の5,141百万円（前年同期比55.8％増）となりました。

経常利益は、借入金残高の減少による支払利息の減少等により前年同期に比べ2,310百万円増の4,697 百万円（前年同期比96.8％増）となりました。

昨年度、新規エリア「ランド・オブ・オズ」の工事に伴い発生した旧ウエスタンエリアなどの固定資産除却損が、当中間会計期間においては大幅に減少しており、特別損失は９百万円（前年同期比99.0％減）となりました。

以上の結果、中間純利益は、前年同期に比べ3,286百万円増加し、4,685百万円（前年同期比234.9％増）となりました。

(2) キャッシュ・フロー

当中間会計期間末における現金及び現金同等物（以下「資金」）は、営業活動によって得られた資金が5,020百万円、投資活動に使用した資金が4,282百万円、財務活動に使用した資金が2,027百万円になったこと等により、前事業年度末比1,212百万円減少し、20,707百万円となりました。

なお、当中間会計期間中における各キャッシュ・フローは次のとおりであります。

（営業活動によるキャッシュ・フロー）

当中間会計期間において営業活動の結果得られた資金は、前年同期比845百万円増の5,020百万円（前年同期比20.3％増）となりました。

これは税引前中間純利益が増加したことや利息の支払額が前年同期に比べて減少したこと等によるものであります。

（投資活動によるキャッシュ・フロー）

当中間会計期間において投資活動の結果使用した資金は、前年同期比2,135百万円増の4,282百万円（前年同期比

99.5%増）となりました。
これは当中間会計期間では定期預金の払戻による収入がなかったことによるものであります。
（財務活動によるキャッシュ・フロー）
当中間会計期間において財務活動の結果使用した資金は、前年同期比14,204百万円減の2,027百万円（前年同期比87.5%減）となりました。
これは主に長期借入金の返済による支出が減少したことによるものであります。

2【販売の状況】

当中間会計期間のテーマパーク運営事業における販売実績を区分して示すと、次のとおりであります。

区分		当中間会計期間 （自 平成19年４月１日 至 平成19年９月30日）		前年同期比 (%)
運営収入	（百万円）	19,690	(53.0%)	9.9
商品販売収入	（百万円）	9,122	(24.5%)	0.3
飲食販売収入	（百万円）	5,584	(15.0%)	0.6
その他の収入	（百万円）	2,778	(7.5%)	1.4
合計	（百万円）	37,175	(100.0%)	5.3

（注）１．上記の金額には、消費税等は含まれておりません。
２．運営収入には、テーマパーク入場料収入（当中間会計期間16,396百万円）が含まれております。
３．その他の収入には、マーケティング・パートナー企業からのパートナーシップフィー（当中間会計期間2,662百万円）が含まれております。

＜参考情報＞　入場者数

（千人）

区分	当中間会計期間 （自 平成19年４月１日 至 平成19年９月30日）	前年同期比 (%)
入場者数	4,082	3.0
レギュラーパス利用者数	2,998	3.6
年間パス利用者数	1,084	1.3

（注）１．レギュラーパス利用者とは、基本的に１日利用チケットによる入場者であり、年間パス利用者とは１年間の有効期間内であれば何回でも入場できるチケットによる入場者であります。
２．入場者数については前中間会計期間は千人未満を切り捨てて表示しておりましたが、前事業年度の有価証券報告書より千人未満を四捨五入する方法で表示しております。

3【対処すべき課題】

当中間会計期間において当社が対処すべき課題について、重要な変更はありません。

4【経営上の重要な契約等】

当中間会計期間において、新たに締結又は変更した経営上の重要な契約は次のとおりであります。

(1) ライセンス契約

「ユニバーサル・スタジオ・ジャパン」に隣接する商業区域「ユニバーサル・シティウォーク大阪」の運営関係

契約名称	シティウォークライセンス契約
相手方 (米国)	(ユニバーサル・スタジオ・インクの権利義務の承継人としての) ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピー及びユニバーサル・シティ・スタジオ・エルエルエルピー　※1
契約締結日	平成14年6月5日 (平成19年6月20日付けで一部変更)
契約期間	平成13年4月1日から平成23年3月31日まで。期間満了に先立ち、更新につき協議を実施。
主な内容	・「ユニバーサル・スタジオ・ジャパン」に隣接する商業区域である「ユニバーサル・シティウォーク大阪」の運営に関連する商号、マーク、キャラクター等の知的財産に関するライセンスの供与 ・ロイヤリティ 　下記の敷地内ホテルライセンス契約及び敷地外ホテルライセンス契約に係るロイヤリティと併せて、各「契約年度」(毎年4月1日から翌年3月31日までの1年間をいう。) あたりのロイヤリティは以下のとおりとなる。 (ア) 平成13年4月1日から平成15年3月31日まで　100万米ドル (イ) 平成15年4月1日から平成16年3月31日まで　150万米ドル (ウ) 平成16年4月1日から平成19年3月31日まで　200万米ドル (エ) 平成19年4月1日から平成23年3月31日まで　175万米ドル　※2 なお、当社がサブライセンスにより得る「契約年度」あたりのロイヤリティが一定の額を超えた場合には、上記に加えて所定の額のロイヤリティの支払いを行う。

※1　相手方のうちユニバーサル・スタジオ・インクが、同社の権利義務の承継人であるビベンディ・ユニバーサル・エンターテイメント・エルエルエルピーに変更されております。

※2　平成19年6月20日付けで、平成19年4月1日から平成23年3月31日までの各「契約年度」あたりのロイヤリティが、200万米ドルから175万米ドルに変更されております。

(2) マネジメントサービス契約

当社は、グレン ガンペル及び丸山義和との間でその取締役就任に際し大要以下の内容の契約を締結しております。

①代表取締役社長　グレン ガンペル

契約名称	第二次修正・書換マネジメントサービス契約
相手方	グレン ガンペル
契約締結日	平成18年11月10日 (平成19年6月27日に修正契約を締結。原契約の締結日は平成16年6月24日、第一次修正・書換マネジメントサービス契約の締結日は平成18年6月28日)
契約期間	平成18年6月28日から平成21年6月30日
主な内容	・同氏が、原則として、平成20年6月まで当社の代表取締役社長を務めることを予定。また、その後平成21年6月まで当社の非常勤の取締役会長 (必要な承認が得られない場合は非取締役のコンサルタント) を務めることを予定。　※3 ・同氏が上記役職に就いた場合、同氏に対して、状況に応じて以下の報酬を支払う。 (ア) 固定額の基本報酬及び追加報酬　※4 (イ) 業績連動型報酬としての一定の額 (なお、同報酬として531百万円を、平成18年11月15日に支払済み) (ウ) 純利益報酬 (純利益の達成状況に応じて支払われる一定額の報酬) (エ) ＥＢＩＴＤＡ報酬 (目標ＥＢＩＴＤＡの達成状況に応じた報酬) (オ) ストック・オプション (カ) その他 (住居費、旅費等の海外赴任手当、福利厚生費等)

※3　平成19年6月27日付けで、グレン ガンペル氏を当社の非常勤の取締役会長に選任することにつき必要な承認が得られない場合は、平成21年6月まで非取締役のコンサルタントを務めることと変更されております。なお、平成19年11月26日付けで、当該変更は撤回されております。また、当社の株主総会及び取締役会において承認された場合は、グレン ガンペル氏の当社の代表取締役社長としての就任予定期間が平成21年6月まで延

長され、その後、平成22年６月まで当社の非常勤の取締役会長を務めることと変更されております。

※４　平成19年６月27日付けで、固定額の追加報酬という項目が追加されております。

※５　平成19年11月26日付けで、グレン ガンペル氏は、当社株主である有限会社クレインホールディングスの関係会社であるゴールドマン・サックス証券株式会社との間で、コンサルタンシー契約を締結しました。かかる契約に基づきグレン ガンペル氏は、平成21年６月から当該会社の日本における投資機会の創出、評価及びモニタリングに関する助言及び補佐を行う予定です。

②取締役　丸山 義和

契約名称	第二次修正・書換マネジメントサービス契約
相手方	丸山　義和
契約締結日	平成18年11月10日（平成19年６月27日に修正契約を締結。原契約の締結日は平成16年６月24日、第一次修正・書換マネジメントサービス契約の締結日は平成18年６月28日）
契約期間	平成18年６月28日から平成20年12月31日
主な内容	・同氏が、原則として、平成20年12月まで当社の社長室長を務め、平成20年６月までは当社の取締役を務めることを予定。 ・同氏に対して、状況に応じて以下の報酬を支払う。 （ア）固定額の基本報酬及び追加報酬　※６ （イ）業績連動型報酬としての一定の金額（なお、同報酬として32百万円を、平成18年11月15日に支払済み） （ウ）ＥＢＩＴＤＡ報酬（目標ＥＢＩＴＤＡの達成状況に応じた報酬） （エ）ストック・オプション （オ）その他（住居費、旅費等の海外赴任手当、福利厚生費等）

※６　平成19年６月27日付けで、固定額の追加報酬という項目が追加されております。

(3)敷地に関する賃貸借契約

平成19年３月末までは、土地区画整理法に基づき、大阪市都市計画事業此花西部臨海地区土地区画整理事業の施行者たる大阪市から使用許可を受けて使用しておりましたが、平成19年３月末に行われた同土地区画整理事業の換地処分を受けて、当社のテーマパークである「ユニバーサル・スタジオ・ジャパン」の敷地（大阪市此花区桜島）に関して、新たに次の賃貸借契約を締結いたしました。

相手方	契約内容
大阪市	・契約名称：事業用借地権設定契約 ・契約締結日：平成19年５月31日 ・契約期間：平成19年６月１日から20年間 ・賃借面積：187,261㎡

なお、上記の他、株式会社大阪市開発公社からの借入については、野村キャピタル・インベストメント株式会社に譲渡されております。

５【研究開発活動】

該当事項はありません。

第３【設備の状況】

１【主要な設備の状況】

当中間会計期間において、主要な設備に重要な異動はありません。

２【設備の新設、除却等の計画】

(1) 当中間会計期間において、新たに確定したアトラクション新設に関わる投資計画は平成19年９月30日現在、以下のとおりであります。

事業所名	所在地	設備の内容	投資予定金額		資金調達方法	着手及び完了予定年月	
			総額（百万円）	既支払額（百万円）		着手	完了
ユニバーサル・スタジオ・ジャパン	大阪市此花区	アトラクション新設	1,600	448	自己資金	平成19年８月	平成20年３月

(注) 上記の金額には、消費税等は含まれておりません。

(2) 重要な設備の除却の計画

当事業年度の下半期において、アトラクション関連等の除却に290百万円を予定しており、固定資産除却損は通期で300百万円を見込んでおります。

第４【提出会社の状況】

１【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

種類	発行可能株式総数（株）
普通株式	3,000,000
計	3,000,000

②【発行済株式】

種類	中間会計期間末現在発行数（株）（平成19年９月30日）	提出日現在発行数（株）（平成19年11月26日）	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	2,159,545	2,159,603	東京証券取引所（マザーズ）	－
計	2,159,545	2,159,603	－	－

（注）　「提出日現在発行数」欄には、平成19年11月１日からこの半期報告書提出日までの新株予約権の行使により発行された株式数は含まれておりません。

(2)【新株予約権等の状況】

会社法第236条、第238条及び第239条の規定に基づき発行した新株予約権は、次のとおりであります。

①　平成18年６月28日定時株主総会決議及び平成18年６月28日取締役会決議新株予約権Ａ

区分	中間会計期間末現在（平成19年９月30日）	提出日の前月末現在（平成19年10月31日）
新株予約権の数（個）	43,033	43,033
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	普通株式
新株予約権の目的となる株式の数（株）	43,033（注）１	43,033（注）１
新株予約権の行使時の払込金額（円）	１株当たり22,500（注）２	１株当たり22,500（注）２
新株予約権の行使期間	平成18年６月28日から 平成28年６月28日まで	平成18年６月28日から 平成28年６月28日まで
新株予約権の行使により株式を発行する場合の株式の発行価額及び資本組入額（円）	発行価額　22,500 資本組入額　11,250	発行価額　22,500 資本組入額　11,250
新株予約権の行使の条件	（注）３	（注）３
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）６	（注）６

（注）１．平成18年６月28日開催の株主総会における決議の日（以下「決議日」という）後、当社が当社の普通株式の株式分割（当社普通株式の株式無償割当てを含みます。以下、株式分割の記載につき同じ）または株式併合を行う場合には、付与株式数を、次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとします。

調整後付与株式数 ＝ 調整前付与株式数 × 分割または併合の比率

また、上記のほか、決議日後、付与株式数の調整を必要とするやむを得ない事由が生じたとき（当社Ａ種優先株式の取得請求権の行使により当社普通株式が交付される場合及び募集株式の募集はこれに含まれないものとします）は、当社が適当と考える方法で付与株式数の調整を行うことができるものとします。

2. 決議日後、当社が、当社の普通株式につき、株式分割または株式併合を行う場合には、行使価額を次の算式により調整し、調整の結果生じる1円未満の端数は、これを切り上げるものとします。

$$調整後行使価額 = 調整前行使価額 \times \frac{1}{分割または併合の比率}$$

また、決議日後、当社が行使価額を下回る価額で当社普通株式につき、新株式の発行または自己株式の処分を行う場合（新株予約権の行使により新株を発行する場合及び取得請求権付株式の取得請求権の行使に基づき当社普通株式を交付する場合を除く）には、行使価額を次の算式により調整し、調整の結果生じる1円未満の端数は、これを切り上げるものとします。

$$\begin{matrix}調整後\\行使価額\end{matrix} = \begin{matrix}調整前\\行使価額\end{matrix} \times \frac{既発行株式数 + \dfrac{新規発行株式数 \times 1株当たり払込金額}{行使価額}}{既発行株式数 + 新規発行株式数}$$

なお、上記の算式において、「既発行株式数」とは、当社の発行済普通株式総数（当社A種優先株式の取得請求権の行使により交付される普通株式数を含む）から当社が保有する普通株式にかかる自己株式数を控除した数とし、また自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとします。

さらに、決議日後、行使価額の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で行使価額は調整されるものとします。

3. 新株予約権の行使の条件は、次のとおりとなっております。

(1) 原則として、平成18年12月31日、平成19年12月31日、及び平成20年12月31日に、新株予約権の総数のうち3分の1ずつが権利行使可能となる。

(2) 当初付与された新株予約権57,033個のうち45,026個については、平成19年12月31日より前に当社の株式公開が完了した場合には、当該株式公開の完了の時点で新株予約権の総数の50%が権利行使可能となる。
なお、平成19年11月26日付けで、平成19年12月31日までに権利行使可能とならなかった新株予約権の総数のうち15,008個については、平成20年6月30日に権利行使可能となるよう変更されている。
その他の行使条件に関しては、当社と新株予約権者との間の「新株予約権割当契約書」に定められております。

4. 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

(1) 新株予約権の行使により株式を発行する場合において増加する資本金の額は、会社計算規則第40条第1項に従い算出される資本金等増加限度額の2分の1の金額とし、計算の結果生ずる1円未満の端数は切り上げるものとします。

(2) 新株予約権の行使により株式を発行する場合において増加する資本準備金の額は、上記(1)記載の資本金等増加限度額から上記(1)に定める増加する資本金の額を減じた額とします。

5. 新株予約権の取得の事由及び条件

(1) 新株予約権者が、その有する新株予約権の全部または一部を放棄した場合、当社は、当該放棄に係る新株予約権を無償で取得することができるものとします。

(2) その他の取得事由及び取得条件については、当社取締役会の決議に基づき当社と新株予約権者との間で締結する「新株予約権割当契約書」に定めるところによるものとします。

6. 新株予約権の交付

当社が、合併（当社が合併により消滅する場合に限る）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下「組織再編行為」という）をする場合において、組織再編行為の効力発生の時点において残存する新株予約権（以下「残存新株予約権」という）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下「再編対象会社」という）の新株予約権を以下の条件に基づきそれぞれ交付することとします。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとします。但し、以下の条件に沿って再編対象会社は新株予約権を交付する旨を、吸収合併契約、新設合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとします。

(1) 交付する再編対象会社の新株予約権の数

残存新株予約権の新株予約権者が保有する残存新株予約権の数と同一の数をそれぞれ交付するものとします。

(2) 新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とします。
(3) 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、上記「新株予約権の目的となる株式の数（株）」に準じて決定するものとします。
(4) 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、上記の「新株予約権行使時の払込金額」で定められる行使価額を組織再編行為の条件等を勘案の上調整して得られる再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる金額とするものとします。
(5) 新株予約権を行使することができる期間
組織再編行為の効力発生日から、上記の「新株予約権の行使期間」に定める新株予約権を行使することができる期間の満了日までとします。
(6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
上記４．に準じて決定するものとします。
(7) 譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議による承認を要するものとします。
(8) 新株予約権の取得条項
上記５．に準じて決定するものとします。
７．端数の取扱い
新株予約権を行使した新株予約権者に交付する株式の数に１株に満たない端数がある場合には、これを切り捨てるものとします。

② 平成18年６月28日定時株主総会決議及び平成18年７月14日取締役会決議新株予約権Ｂ

区分	中間会計期間末現在 （平成19年９月30日）	提出日の前月末現在 （平成19年10月31日）
新株予約権の数（個）	22,347	22,247
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	普通株式
新株予約権の目的となる株式の数（株）	22,347（注）１	22,247（注）１
新株予約権の行使時の払込金額（円）	１株当たり22,500（注）２	１株当たり22,500（注）２
新株予約権の行使期間	平成18年７月18日から 平成28年７月18日まで （注）４	平成18年７月18日から 平成28年７月18日まで （注）４
新株予約権の行使により株式を発行する場合の株式の発行価額及び資本組入額（円）	発行価額　22,500 資本組入額　11,250	発行価額　22,500 資本組入額　11,250
新株予約権の行使の条件	（注）３	（注）３
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

（注） 1．平成18年６月28日開催の株主総会における決議の日（以下「決議日」という）後、当社が当社の普通株式の株式分割（当社普通株式の株式無償割当てを含みます。以下、株式分割の記載につき同じ）または株式併合を行う場合には、付与株式数を、次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとします。

調整後付与株式数 ＝ 調整前付与株式数 × 分割または併合の比率

また、上記のほか、決議日後、付与株式数の調整を必要とするやむを得ない事由が生じたとき（当社Ａ種優先株式の取得請求権の行使により当社普通株式が交付される場合及び募集株式の募集はこれに含まれないものとします）は、当社が適当と考える方法で付与株式数の調整を行うことができるものとします。

2．決議日後、当社が、当社の普通株式につき、株式分割または株式併合を行う場合には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げるものとします。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{分割または併合の比率}}$$

また、決議日後、当社が行使価額を下回る価額で当社普通株式につき、新株式の発行または自己株式の処分を行う場合（新株予約権の行使により新株を発行する場合及び取得請求権付株式の取得請求権の行使に基づき当社普通株式を交付する場合を除く）には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げるものとします。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当たり払込金額}}{\text{行使価額}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

なお、上記の算式において、「既発行株式数」とは、当社の発行済普通株式総数（当社Ａ種優先株式の取得請求権の行使により交付される普通株式数を含む）から当社が保有する普通株式にかかる自己株式数を控除した数とし、また自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとします。

さらに、決議日後、行使価額の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で行使価額は調整されるものとします。

3．新株予約権の行使の条件は、次のとおりとなっております。

(1) 新株予約権者は、行使の時点で、当社取締役または従業員の地位（以下「従業員等の地位」という）にある限りにおいて、新株予約権を行使することができる。

(2) 上記(1)にかかわらず、新株予約権者は、従業員等の地位を失った後においても、当社取締役会が認めた場合には、新株予約権を行使することができる。

(3) また、上記(1)にかかわらず、新株予約権者は、(2)に該当しない場合であっても、従業員等の地位を失った日から５年間、従業員等の地位を失った日までに行使可能となっていた新株予約権を行使することができる。

(4) 新株予約権者は、故意若しくは重過失により当社の社内規程に違反した場合、不正行為により当社に対して損害を与えた場合、若しくは営業秘密の漏洩その他の故意若しくは重過失による義務違反により従業員等の地位を喪失した場合、または上記事由に該当するか否かを当社が調査している期間は、新株予約権を行使することができない。

(5) 新株予約権者の相続人による新株予約権の行使はこれを認めない。

その他の行使条件に関しては、当社と新株予約権者との間の「新株予約権割当契約書」に定められております。

4．新株予約権の行使期間は、次のとおりとなっております。

(1) 当初付与された新株予約権27,962個のうち24,174個については、原則として、平成18年12月31日、平成19年12月31日、及び平成20年12月31日に、新株予約権の総数のうち３分の１ずつが権利行使可能となる。但し、新株予約権者に割り当てられた新株予約権の総数が15個を下回っている場合は、平成18年12月31日から全部権利行使可能となる。

(2) 当初付与された新株予約権27,962個のうち上記(1)以外の3,788個については、平成20年12月31日から平成28年７月14日まで権利行使可能である。

5．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

(1) 新株予約権の行使により株式を発行する場合において増加する資本金の額は、会社計算規則第40条第1項に従い算出される資本金等増加限度額の2分の1の金額とし、計算の結果生ずる1円未満の端数は切り上げるものとします。

(2) 新株予約権の行使により株式を発行する場合において増加する資本準備金の額は、上記(1) 記載の資本金等増加限度額から上記(1)に定める増加する資本金の額を減じた額とします。

6．新株予約権の取得の事由及び条件

当社は、新株予約権者または当社について次に掲げる事由が生じた場合、当該事由が生じた日以降で取締役会が別途定める日に、次に掲げる新株予約権を無償で取得することができるものとします。

(1) 新株予約権者が、新株予約権の行使前に当社の取締役または従業員の地位を失った場合（但し、上記3．(2)に該当する場合は除く）…未行使の新株予約権全部

(2) 新株予約権者が、死亡した場合…未行使の新株予約権全部

(3) 新株予約権者が、その有する新株予約権の全部または一部を放棄した場合…当該放棄に係る新株予約権

(4) 当社が消滅会社となる合併契約承認の議案、当社が分割会社となる分割契約若しくは分割計画承認の議案または当社が完全子会社となる株式交換契約若しくは株式移転計画承認の議案が当社株主総会で承認された場合（株主総会決議が不要の場合は取締役会決議がなされた場合）…未行使の新株予約権全部

(5) 新株予約権者が、故意若しくは重過失により当社の社内規程に違反した場合、不正行為により当社に対して損害を与えた場合、若しくは営業秘密の漏洩その他の故意若しくは重過失による義務違反により取締役または従業員の地位を喪失した場合…未行使の新株予約権全部

7．端数の取扱い

新株予約権を行使した新株予約権者に交付する株式の数に1株に満たない端数がある場合には、これを切り捨てるものとします。

③ 平成19年6月27日定時株主総会決議及び平成19年8月7日取締役会決議新株予約権C

区分	中間会計期間末現在 (平成19年9月30日)	提出日の前月末現在 (平成19年10月31日)
新株予約権の数（個）	589	589
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	普通株式
新株予約権の目的となる株式の数（株）	589（注）1	589（注）1
新株予約権の行使時の払込金額（円）	1株当たり1（注）2	1株当たり1（注）2
新株予約権の行使期間	平成22年8月7日から 平成29年8月6日まで	平成22年8月7日から 平成29年8月6日まで
新株予約権の行使により株式を発行する場合の株式の発行価額及び資本組入額（円）	発行価額　69,320 資本組入額（注）3	発行価額　69,320 資本組入額（注）3
新株予約権の行使の条件	（注）4	（注）4
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

（注）1．当社普通株式589株とします。但し、各新株予約権の目的たる株式の種類及び数（以下「付与株式数」という）は当社普通株式1株とし、下記の場合に調整されることがあります。

a．割当日以後、当社が普通株式の株式分割（普通株式の株式無償割当てを含む。以下、株式分割の記載につき同じ）又は株式併合を行う場合には、付与株式数を、次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割又は併合の比率

b．上記のほか、割当日以後に、付与株式数の調整を必要とするやむを得ない事由が生じたときは、当社が

適当と考える方法で付与株式数の調整を行うことができる。
2．新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額である１円に付与株式数を乗じた金額とする。
3．a．新株予約権Cの行使により株式を発行する場合において増加する資本金の額は、会社計算規則第40条第1項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果生ずる１円未満の端数は切り上げるものとする。
b．新株予約権Cの行使により株式を発行する場合において増加する資本準備金の額は、前ａ号の資本金等増加限度額から前ａ号に定める増加する資本金の額を減じた額とする。
4．新株予約権の行使の条件は、次の各号に定めるとおりとする。
a．新株予約権の割当てを受けた者（以下「新株予約権者」という）は、権利確定日及び行使の時点で当社の取締役又は従業員の地位（以下「従業員等の地位」という）にある場合に限り、新株予約権を行使することができる。但し、(i)行使の時点で従業員等の地位にない場合であっても、権利確定日以後に従業員等の地位を喪失した場合は、当該地位喪失後５年間（但し、行使期間の終期を超えることはできない）は、本件新株予約権を行使することができ、また、(ii)行使の時点で従業員等の地位になく、かつ、権利確定日前に従業員等の地位を喪失していた場合であっても、当社の取締役会が承認したときは、当該地位喪失日までの新株予約権者の貢献度合（取締役会が認定する）に応じて権利確定日より取締役会が定める期間、行使できるものとする。
b．新株予約権は、新株予約権者が、権利確定日において当社が別途定める業績目標を達成した場合に、その達成割合に応じて行使可能となる。但し、前号(ii)に基づき行使可能となる場合は、前号所定の当社の取締役会が認定した新株予約権者の貢献度合に応じて行使可能となるものとする。
c．権利確定日以後であっても、次の各号に掲げる場合は、新株予約権者は、その有する新株予約権を行使することができない。
ca. 当社が消滅会社となる合併契約の承認にかかる議案、当社が分割会社となる分割契約若しくは分割計画の承認にかかる議案、又は当社が完全子会社となる株式交換契約若しくは株式移転計画の承認にかかる議案につき、当社株主総会で承認された場合（株主総会決議が不要とされる場合は取締役会決議がなされた場合）
cb. 新株予約権者が故意若しくは重過失により当社の社内規程に違反した場合、不正行為により当社に対して損害を与えた場合、若しくは営業秘密の漏洩その他の故意若しくは重過失による義務違反により従業員等の地位を喪失した場合、又は上記事由に該当するか否かを当社が調査している期間

④　平成19年６月27日定時株主総会決議及び平成19年８月７日取締役会決議新株予約権D

区分	中間会計期間末現在 (平成19年９月30日)	提出日の前月末現在 (平成19年10月31日)
新株予約権の数（個）	1,084	1,084
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	普通株式
新株予約権の目的となる株式の数（株）	1,084（注）1	1,084（注）1
新株予約権の行使時の払込金額（円）	１株当たり１（注）2	１株当たり１（注）2
新株予約権の行使期間	平成22年８月７日から 平成29年８月６日まで	平成22年８月７日から 平成29年８月６日まで
新株予約権の行使により株式を発行する場合の株式の発行価額及び資本組入額（円）	発行価額　69,320 資本組入額　（注）3	発行価額　69,320 資本組入額　（注）3
新株予約権の行使の条件	（注）4	（注）4
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

(注) 1．当社普通株式1,084株とします。但し、各新株予約権の目的たる株式の種類及び数（以下「付与株式数」という）は当社普通株式1株とし、下記の場合に調整されることがあります。

a．割当日以後、当社が普通株式の株式分割（普通株式の株式無償割当てを含む。以下、株式分割の記載につき同じ）又は株式併合を行う場合には、付与株式数を、次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割又は併合の比率

b．上記のほか、割当日以後に、付与株式数の調整を必要とするやむを得ない事由が生じたときは、当社が適当と考える方法で付与株式数の調整を行うことができる。

2．新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額である1円に付与株式数を乗じた金額とする。

3．a．新株予約権Dの行使により株式を発行する場合において増加する資本金の額は、会社計算規則第40条第1項に従い算出される資本金等増加限度額の2分の1の金額とし、計算の結果生ずる1円未満の端数は切り上げるものとする。

b．新株予約権Dの行使により株式を発行する場合において増加する資本準備金の額は、前a号の資本金等増加限度額から前a号に定める増加する資本金の額を減じた額とする。

4．新株予約権の行使の条件は、次の各号に定めるとおりとする。

a．新株予約権の割当てを受けた者（以下「新株予約権者」という）は、権利確定日及び行使の時点で当社の取締役又は従業員の地位（以下「従業員等の地位」という）にある場合に限り、新株予約権を行使することができる。但し、(i)行使の時点で従業員等の地位にない場合であっても、権利確定日以後に従業員等の地位を喪失した場合は、当該地位喪失後5年間（但し、行使期間の終期を超えることはできない）は、本件新株予約権を行使することができ、また、（ii）行使の時点で従業員等の地位になく、かつ、権利確定日前に従業員等の地位を喪失していた場合であっても、当社の取締役会が承認したときは、当該地位喪失日までの新株予約権者の貢献度合（取締役会が認定する）に応じて権利確定日より取締役会が定める期間、行使できるものとする。

b．新株予約権のうち1/2は、新株予約権者が、権利確定日において当社が別途定める業績目標を達成した場合に、その達成割合に応じて行使可能となる。但し、前号（ii）に基づき行使可能となる場合は、前号所定の当社の取締役会が認定した新株予約権者の貢献度合に応じて行使可能となるものとする。

c．権利確定日以後であっても、次の各号に掲げる場合は、新株予約権者は、その有する新株予約権を行使することができない。

ca．当社が消滅会社となる合併契約の承認にかかる議案、当社が分割会社となる分割契約若しくは分割計画の承認にかかる議案、又は当社が完全子会社となる株式交換契約若しくは株式移転計画の承認にかかる議案につき、当社株主総会で承認された場合（株主総会決議が不要とされる場合は取締役会決議がなされた場合）

cb．新株予約権者が故意若しくは重過失により当社の社内規程に違反した場合、不正行為により当社に対して損害を与えた場合、若しくは営業秘密の漏洩その他の故意若しくは重過失による義務違反により従業員等の地位を喪失した場合、又は上記事由に該当するか否かを当社が調査している期間

(3)【ライツプランの内容】

該当事項はありません。

(4)【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成19年4月1日～ 平成19年9月30日 (注1)	16	2,159	184	31,122	184	5,447

注1．普通株式の発行済株式総数の増加は、新株予約権の権利行使により普通株式を発行したことによる増加であります。

2．平成19年10月1日から平成19年10月31日までの間に、新株予約権の行使により、発行済株式総数が0千株、資本金及び資本準備金がそれぞれ0百万円増加しております。

(5)【大株主の状況】

平成19年９月30日現在

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（%）
有限会社クレインホールディングス	東京都港区六本木６丁目10－１ 六本木ヒルズ森タワー46階	888,890	41.16
ＤＢＪ事業価値創造投資事業組合	東京都千代田区大手町１丁目９－１	222,222	10.29
大阪市	大阪府大阪市北区中之島１丁目３－20	200,000	9.26
オウル クリーク オーバーシーズ ファンド，リミテッド （常任代理人香港上海銀行東京支店カストディ業務部）	CIT CO FUND SERVICES (CAYMAN ISLANDS) LTD., CORPORATE CENTRE, WEST BAY ROAD, P.O. BOX 31106 SMB, GRAND CAYMAN, CAYMAN ISLANDS （東京都中央区日本橋３丁目11－１）	147,593	6.83
バンクオブニューヨークジーシーエムクライアントアカウントジェイピーアールデイアイエスジーエフイーエイシー （常任代理人株式会社三菱東京ＵＦＪ銀行決済事業部）	PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB UNITED KINGDOM （東京都千代田区丸の内２丁目７－１）	106,315	4.92
モルガン・スタンレーアンドカンパニーインク （常任代理人モルガン・スタンレー証券株式会社証券管理本部オペレーション部門）	1585 BROADWAY NEW YORK, NEW YORK 10036, U.S.A. （東京都渋谷区恵比寿４丁目20－３　恵比寿ガーデンプレイスタワー）	73,559	3.41
モルガン・スタンレー・アンド・カンパニー・インターナショナル・ピーエルシー （常任代理人モルガン・スタンレー証券株式会社証券管理本部オペレーション部門）	25 CABOT SQUARE, CANARY WHARF, LONDON E14 QA ENGLAND （東京都渋谷区恵比寿４丁目20－３　恵比寿ガーデンプレイスタワー）	70,549	3.27
オウル クリーク ツー，エル．ピー．（常任代理人香港上海銀行東京支店カストディ業務部）	615 SOUTH DUPOINT HIGHWAY, DOVER, DELAWARE 19901, U.S.A. （東京都中央区日本橋３丁目11－１）	65,110	3.01
エスアイエス セガ インターセトル エージー （常任代理人株式会社三菱東京ＵＦＪ銀行決済事業部）	BASLERSTRASSE 100, CH-4600 OLTEN SWITZERLAND （東京都千代田区丸の内２丁目７－１）	21,261	0.98
ベア スターンズ アンド カンパニー （常任代理人シティバンク銀行株式会社証券業務部）	ONE METROTECH CENTER NORTH, BROOKLYN, NY 11201 （東京都品川区東品川２丁目３－14）	18,947	0.88
計	－	1,814,446	84.02

（注）１．オウル・クリーク・アセット・マネジメント・エルピーから、平成19年５月９日付の大量保有報告書の変更報告書No.３の送付があり、平成19年４月30日現在で213千株を保有している旨の報告を受けておりますが、当社として当中間会計期間末時点における実質所有株式数の確認ができませんので、上記大株主の状況には

含めておりません。

なお、オウル・クリーク・アセット・マネジメント・エルピーの大量保有報告書の変更報告書No. 3の内容は以下のとおりであります。

大量保有者　オウル・クリーク・アセット・マネジメント・エルピー

住所 アメリカ合衆国ニューヨーク州10019、ニューヨーク、フィフス・アヴェニュー640、20階

保有株券等の数　株式　213,202株

株券等保有割合　9.95%

2．モルガン・スタンレー証券株式会社及びその共同保有者3名から、平成19年6月22日付の大量保有報告書の変更報告書No. 1の送付があり、平成19年6月15日現在で以下のとおり60千株を保有している旨の報告を受けておりますが、当社として当中間会計期間末時点における実質所有株式数の確認が出来ませんので、上記大株主の状況には含めておりません。

大量保有者	住所	保有株券等の数(株)	株券等保有割合(%)
モルガン・スタンレー証券株式会社	東京都渋谷区恵比寿四丁目20番3号 恵比寿ガーデンプレイスタワー	1,192	0.06
モルガン・スタンレー・アンド・カンパニー・インコーポレーテッド	1585 Broadway, NewYork, NY 10036	13	0.00
モルガン・スタンレー・アンド・カンパニー・インターナショナル・ピーエルシー	25 Cabot Square Canary Wharf London E14 4QA U.K.	12,467	0.58
フロントポイント　マネジメント　ホンコン　リミテッド	Suite 5505, The Center, 99Queen'sRoad Central, Central, HongKong	47,296	2.20
合計		60,968	2.84

(6)【議決権の状況】

①【発行済株式】

平成19年９月30日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	－	－	－
完全議決権株式（その他）	普通株式 2,159,545	2,159,545	－
単元未満株式	－	－	－
発行済株式総数	2,159,545	－	－
総株主の議決権	－	2,159,545	－

②【自己株式等】

平成19年９月30日現在

所有者の氏名または名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
－	－	－	－	－	－
計	－	－	－	－	－

2【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成19年４月	５月	６月	７月	８月	９月
最高（円）	73,000	90,900	89,000	83,000	81,000	73,500
最低（円）	50,800	65,200	68,900	76,600	66,100	62,100

（注）　最高・最低株価は、東京証券取引所マザーズにおけるものであります。

3【役員の状況】

前事業年度の有価証券報告書の提出日後、当半期報告書の提出日までの役員の異動は、次のとおりであります。

新役名	新職名	旧役名	旧職名	氏名	異動年月日
取締役	マーケティング・営業本部長兼マーケティング企画部長兼営業部長	取締役	マーケティング・営業本部長兼マーケティング企画部長	田中　功	平成19年８月１日

第５【経理の状況】

１．中間財務諸表の作成方法について

当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しております。

なお、前中間会計期間（平成18年４月１日から平成18年９月30日まで）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（平成19年４月１日から平成19年９月30日まで）は、改正後の中間財務諸表等規則に基づいて作成しております。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間会計期間（平成18年４月１日から平成18年９月30日まで）の中間財務諸表について、並びに、金融商品取引法第193条の２第１項の規定に基づき、当中間会計期間（平成19年４月１日から平成19年９月30日まで）の中間財務諸表について、あずさ監査法人により中間監査を受けております。

なお、前中間会計期間に係る中間監査報告書は、平成19年２月13日付をもって提出した有価証券届出書に添付されたものによっております。

３．中間連結財務諸表について

当社は子会社がありませんので、中間連結財務諸表を作成しておりません。

【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	前中間会計期間末（平成18年９月30日）金額（百万円）		構成比（%）	当中間会計期間末（平成19年９月30日）金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成19年３月31日）金額（百万円）		構成比（%）
（資産の部）										
Ⅰ　流動資産										
1．現金及び預金	※2	13,014			22,970			21,920		
2．売掛金		1,240			1,394			2,066		
3．たな卸資産		2,148			2,224			1,821		
4．その他の流動資産		1,048			1,233			788		
貸倒引当金		△1			△1			△1		
流動資産合計			17,450	14.2		27,821	22.1		26,594	20.5
Ⅱ　固定資産										
1．有形固定資産	※1									
(1) 建物	※2	53,938			52,152			53,639		
(2) 構築物	※2	18,886			17,936			18,632		
(3) 機械及び装置	※2	23,266			20,206			23,366		
(4) その他の有形固定資産	※2	6,880			4,825			5,162		
有形固定資産合計		102,972			95,120			100,800		
2．無形固定資産		562			1,300			469		
3．投資その他の資産		2,166			1,887			2,062		
固定資産合計			105,701	85.8		98,308	77.9		103,332	79.5
Ⅲ　繰延資産			15	0.0		5	0.0		10	0.0
資産合計			123,167	100.0		126,135	100.0		129,937	100.0
（負債の部）										
Ⅰ　流動負債										
1．買掛金		1,012			852			1,068		
2．１年以内返済予定の長期借入金	※2	1,750			3,500			3,500		
3．前受金		10,185			8,769			13,766		
4．賞与引当金		422			452			674		
5．役員賞与引当金		－			12			87		
6．その他の流動負債	※4	6,324			5,749			6,558		
流動負債合計			19,694	16.0		19,335	15.3		25,656	19.7
Ⅱ　固定負債										
1．長期借入金	※2	70,650			57,150			58,900		
2．退職給付引当金		741			832			784		
3．その他の固定負債		2,007			761			1,600		
固定負債合計			73,398	59.6		58,744	46.6		61,285	47.2
負債合計			93,093	75.6		78,080	61.9		86,941	66.9

区分	注記番号	前中間会計期間末（平成18年９月30日）			当中間会計期間末（平成19年９月30日）			前事業年度の要約貸借対照表（平成19年３月31日）		
		金額（百万円）		構成比（％）	金額（百万円）		構成比（％）	金額（百万円）		構成比（％）
（純資産の部）										
Ⅰ　株主資本										
１．資本金			25,674	20.9		31,122	24.7		30,938	23.8
２．資本剰余金										
(1)資本準備金		－			5,447			5,263		
(2)その他資本剰余金		3,000			3,000			3,000		
資本剰余金合計			3,000	2.4		8,447	6.7		8,263	6.4
３．利益剰余金										
(1)その他利益剰余金										
繰越利益剰余金		1,398			8,478			3,793		
利益剰余金合計			1,398	1.1		8,478	6.7		3,793	2.9
株主資本合計			30,073	24.4		48,049	38.1		42,995	33.1
Ⅱ　新株予約権			－	－		6	0.0		－	－
純資産合計			30,073	24.4		48,055	38.1		42,995	33.1
負債純資産合計			123,167	100.0		126,135	100.0		129,937	100.0

②【中間損益計算書】

区分	注記番号	前中間会計期間（自 平成18年4月1日 至 平成18年9月30日）金額（百万円）		百分比（%）	当中間会計期間（自 平成19年4月1日 至 平成19年9月30日）金額（百万円）		百分比（%）	前事業年度の要約損益計算書（自 平成18年4月1日 至 平成19年3月31日）金額（百万円）		百分比（%）
Ⅰ 売上高			35,297	100.0		37,175	100.0		72,062	100.0
Ⅱ 売上原価			27,355	77.5		27,020	72.7		55,151	76.5
売上総利益			7,941	22.5		10,155	27.3		16,911	23.5
Ⅲ 販売費及び一般管理費			4,640	13.1		5,014	13.5		9,627	13.4
営業利益			3,300	9.4		5,141	13.8		7,283	10.1
Ⅳ 営業外収益	※1		425	1.2		518	1.4		818	1.1
Ⅴ 営業外費用	※2		1,338	3.8		961	2.6		2,828	3.9
経常利益			2,387	6.8		4,697	12.6		5,273	7.3
Ⅵ 特別損失	※3		985	2.8		9	0.0		1,473	2.0
税引前中間（当期）純利益			1,401	4.0		4,687	12.6		3,799	5.3
法人税、住民税及び事業税			2	0.0		2	0.0		5	0.0
中間（当期）純利益			1,398	4.0		4,685	12.6		3,793	5.3

③【中間株主資本等変動計算書】

前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

	株主資本					純資産合計
	資本金	資本剰余金		利益剰余金	株主資本合計	
		資本準備金	その他資本剰余金	その他利益剰余金 繰越利益剰余金		
平成18年３月31日残高（百万円）	52,500	12,500	―	△36,325	28,674	28,674
中間会計期間中の変動額						
平成18年９月臨時株主総会における資本金の額の減少	△26,825		3,000	23,825	―	―
平成18年９月臨時株主総会における資本準備金の額の減少		△12,500		12,500	―	―
中間純利益				1,398	1,398	1,398
中間会計期間中の変動額合計（百万円）	△26,825	△12,500	3,000	37,724	1,398	1,398
平成18年９月30日残高（百万円）	25,674	―	3,000	1,398	30,073	30,073

当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）

	株主資本					新株予約権	純資産合計
	資本金	資本剰余金		利益剰余金	株主資本合計		
		資本準備金	その他資本剰余金	その他利益剰余金 繰越利益剰余金			
平成19年３月31日残高（百万円）	30,938	5,263	3,000	3,793	42,995	―	42,995
中間会計期間中の変動額							
新株の発行	184	184			368		368
中間純利益				4,685	4,685		4,685
株主資本以外の項目の中間会計期間中の変動額（純額）					―	6	6
中間会計期間中の変動額合計（百万円）	184	184	―	4,685	5,053	6	5,059
平成19年９月30日残高（百万円）	31,122	5,447	3,000	8,478	48,049	6	48,055

前事業年度の株主資本等変動計算書（自　平成18年４月１日　至　平成19年３月31日）

	株主資本					純資産合計
	資本金	資本剰余金		利益剰余金	株主資本合計	
		資本準備金	その他資本剰余金	その他利益剰余金		
				繰越利益剰余金		
平成18年３月31日残高（百万円）	52,500	12,500	－	△36,325	28,674	28,674
事業年度中の変動額						
平成18年９月臨時株主総会における資本金の額の減少	△26,825		3,000	23,825	－	－
平成18年９月臨時株主総会における資本準備金の額の減少		△12,500		12,500	－	－
新株の発行	5,263	5,263			10,527	10,527
当期純利益				3,793	3,793	3,793
事業年度中の変動額合計（百万円）	△21,561	△7,236	3,000	40,119	14,320	14,320
平成19年３月31日残高（百万円）	30,938	5,263	3,000	3,793	42,995	42,995

④【中間キャッシュ・フロー計算書】

区分	注記番号	前中間会計期間 (自 平成18年4月1日 至 平成18年9月30日) 金額（百万円）	当中間会計期間 (自 平成19年4月1日 至 平成19年9月30日) 金額（百万円）	前事業年度の要約キャッシュ・フロー計算書 (自 平成18年4月1日 至 平成19年3月31日) 金額（百万円）
Ⅰ 営業活動によるキャッシュ・フロー				
税引前中間（当期）純利益		1,401	4,687	3,799
減価償却費		6,980	6,692	13,686
その他償却費		161	163	326
賞与引当金の増加額（△減少額）		△134	△221	117
役員賞与引当金の増加額（△減少額）		－	△75	87
受取利息及び受取配当金		△6	△40	△15
支払利息		1,280	915	2,302
増資関連費用		－	－	331
デリバティブ評価益		△216	△204	△448
為替差益		△86	△77	△233
固定資産除却損		342	9	706
リファイナンス関連費用		641	－	653
売上債権の減少額（△増加額）		603	671	△221
たな卸資産の減少額（△増加額）		△222	△402	104
仕入債務の増加額（△減少額）		△44	△216	11
未払金の減少額		△1,225	△1,004	△360
前受金の減少額		△4,223	△4,997	△641
その他		513	△411	240
小計		5,766	5,488	20,447
利息及び配当金の受取額		7	29	15
利息の支払額		△1,593	△491	△2,760
法人税等の支払額		△5	△5	△5
営業活動によるキャッシュ・フロー		4,174	5,020	17,696

		前中間会計期間 （自 平成18年４月１日 至 平成18年９月30日）	当中間会計期間 （自 平成19年４月１日 至 平成19年９月30日）	前事業年度の要約 キャッシュ・フロー計算書 （自 平成18年４月１日 至 平成19年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）	金額（百万円）
Ⅱ 投資活動によるキャッシュ・フロー				
定期預金の預入による支出		△5,667	△2,263	△5,667
定期預金の払戻による収入		5,667	－	5,667
有形固定資産の取得による支出		△2,160	△1,197	△6,991
無形固定資産の取得による支出		△20	△800	△47
その他		34	△21	27
投資活動によるキャッシュ・フロー		△2,147	△4,282	△7,010
Ⅲ 財務活動によるキャッシュ・フロー				
長期借入れによる収入		49,400	－	49,400
長期借入金の返済による支出		△64,600	△1,750	△74,600
リファイナンス関連費用の支出		△615	－	△653
株式の発行による収入		－	336	10,490
増資関連費用の支出		－	△314	△16
リース債務の返済による支出		△378	△295	△709
その他		△38	△4	△43
財務活動によるキャッシュ・フロー		△16,232	△2,027	△16,131
Ⅳ 現金及び現金同等物に係る換算差額		86	77	234
Ⅴ 現金及び現金同等物の減少額		△14,117	△1,212	△5,211
Ⅵ 現金及び現金同等物の期首残高		27,131	21,920	27,131
Ⅶ 現金及び現金同等物の中間期末（期末）残高	※	13,014	20,707	21,920

中間財務諸表作成の基本となる重要な事項

項目	前中間会計期間 (自 平成18年4月1日 至 平成18年9月30日)	当中間会計期間 (自 平成19年4月1日 至 平成19年9月30日)	前事業年度 (自 平成18年4月1日 至 平成19年3月31日)
1. 資産の評価基準及び評価方法	(1) 有価証券 その他有価証券 時価のないもの 移動平均法による原価法 (2) デリバティブ 時価法 (3) たな卸資産 商品、原材料、貯蔵品 移動平均法による原価法	(1) 有価証券 その他有価証券 時価のないもの 同左 (2) デリバティブ 同左 (3) たな卸資産 商品、原材料、貯蔵品 同左	(1) 有価証券 その他有価証券 時価のないもの 同左 (2) デリバティブ 同左 (3) たな卸資産 商品、原材料、貯蔵品 同左
2. 固定資産の減価償却の方法	(1) 有形固定資産 定額法 耐用年数及び残存価額については法人税法と同一の基準によっております。 また、資産に計上しているリース物件(リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引に係るもの)については、リース期間を耐用年数とし、残存価額を零とする定額法によっております。 (2) 無形固定資産 定額法 なお、自社利用のソフトウェアについては、社内における利用可能期間(5年)に基づいております。	(1) 有形固定資産 定額法 なお、主な耐用年数は以下の通りとなっております。 建物　3～50年 構築物　7～60年 機械及び装置　5～17年 また、資産に計上しているリース物件(リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引に係るもの)については、リース期間を耐用年数とし、残存価額を零とする定額法によっております。 (会計方針の変更) 法人税法の改正に伴い、当中間会計期間から平成19年4月1日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更しております。 これによる損益に与える影響は軽微であります。 (追加情報) 法人税法の改正に伴い、平成19年3月31日以前に取得した有形固定資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の5%に到達した事業年度の翌事業年度より、取得価額の5%相当額と備忘価額との差額を5年間にわたり均等償却し、減価償却費に含めて計上しております。この変更により営業利益、経常利益、税引前中間純利益はそれぞれ58百万円減少しております。 (2) 無形固定資産 同左	(1) 有形固定資産 定額法 耐用年数及び残存価額については法人税法と同一の基準によっております。 また、資産に計上しているリース物件(リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引に係るもの)については、リース期間を耐用年数とし、残存価額を零とする定額法によっております。 (2) 無形固定資産 同左

項目	前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
３．引当金の計上基準	(1) 貸倒引当金 債権の貸倒損失に備えるため、一般債権については貸倒実績率により、破産債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。	(1) 貸倒引当金 同左	(1) 貸倒引当金 同左
	(2) 賞与引当金 従業員の賞与の支給に備えるため、賞与支給見込額のうち当中間会計期間の負担額を計上しております。	(2) 賞与引当金 同左	(2) 賞与引当金 従業員の賞与の支給に備えるため、賞与支給見込額のうち当事業年度負担額を計上しております。
	――――――	(3) 役員賞与引当金 役員賞与の支給に備えるため、役員賞与支給見込額のうち当中間会計期間の負担額を計上しております。	(3) 役員賞与引当金 役員賞与の支給に備えるため、当事業年度における支給見込額に基づき計上しております。 (会計方針の変更) 当事業年度から「役員賞与に関する会計基準」（企業会計基準委員会平成17年11月9日　企業会計基準第４号）を適用しております。これにより営業利益、経常利益及び税引前当期純利益がそれぞれ87百万円減少しております。
	(3) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 数理計算上の差異については、発生事業年度に全額を費用処理することとしております。	(4) 退職給付引当金 同左	(4) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務の見込額に基づき計上しております。 数理計算上の差異については、発生事業年度に全額を費用処理することとしております。
	(4) 役員退職慰労引当金 当社は取締役及び監査役の退職慰労金制度を廃止することとし、平成18年６月28日開催の定時株主総会において、退職慰労金の打ち切り支給議案が承認可決されました。 これにより、当中間会計期間において「役員退職慰労引当金」を全額取崩し、打ち切り支給額の未払い分23百万円については固定負債の「その他の固定負債」に計上しております。	――――――	(5) 役員退職慰労引当金 当社は取締役及び監査役の退職慰労金制度を廃止することとし、平成18年６月28日開催の定時株主総会において、退職慰労金の打ち切り支給議案が承認可決されました。 これにより、当事業年度において「役員退職慰労引当金」を全額取崩し、打ち切り支給額の未払い分23百万円については固定負債の「その他の固定負債」に計上しております。
４．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の売買取引にかかる方法に準じた会計処理によっております。	同左	同左

項目	前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
５．ヘッジ会計の方法	(1) ヘッジ会計の方法 繰延ヘッジ処理によっております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段…為替予約、クーポンスワップ、金利スワップ ヘッジ対象…外貨建債務、外貨建予定取引、借入金 (3) ヘッジ方針 社内管理規程に基づき、金利や為替相場の市場変動によるリスクの回避を目的とし、投機目的の取引は行わない方針であります。 (4) ヘッジ有効性評価の方法 ヘッジ開始時から有効性判定時点までの期間におけるヘッジ対象の相場変動またはキャッシュ・フローの変動額と、ヘッジ手段の相場変動またはキャッシュ・フローの変動額を比較して判断しております。 なお、当中間会計期間においてヘッジ会計が適用されているデリバティブ取引はありません。	(1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 ヘッジ手段…同左 ヘッジ対象…同左 (3) ヘッジ方針 同左 (4) ヘッジ有効性評価の方法 同左	(1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 ヘッジ手段…同左 ヘッジ対象…同左 (3) ヘッジ方針 同左 (4) ヘッジ有効性評価の方法 ヘッジ開始時から有効性判定時点までの期間におけるヘッジ対象の相場変動またはキャッシュ・フローの変動額と、ヘッジ手段の相場変動またはキャッシュ・フローの変動額を比較して判断しております。 なお、当事業年度においてヘッジ会計が適用されているデリバティブ取引はありません。
６．中間キャッシュ・フロー計算書（キャッシュ・フロー計算書）における資金の範囲	手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３か月以内に償還期限の到来する短期投資からなっております。	同左	同左
７．その他中間財務諸表（財務諸表）作成のための基本となる重要な事項	消費税等の会計処理 税抜方式	消費税等の会計処理 同左	消費税等の会計処理 同左

中間財務諸表作成の基本となる重要な事項の変更

前中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)
(繰延資産の会計処理に関する当面の取扱い) 当中間会計期間から「繰延資産の会計処理に関する当面の取扱い」(企業会計基準委員会　平成18年８月11日　実務対応報告第19号)を適用しております。 これによる損益に与える影響はありません。	―――――	(繰延資産の会計処理に関する当面の取扱い) 当事業年度から「繰延資産の会計処理に関する当面の取扱い」(企業会計基準委員会　平成18年８月11日実務対応報告第19号)を適用しております。これに伴い、前事業年度において繰延資産の内訳として表示していた「新株発行費」は当事業年度より「株式交付費」として表示する方法に変更しております。また、株式交付費については前事業年度までは発生後３年以内で均等償却しておりましたが、当事業年度より発生したものについては、支出時に費用として処理する方法に変更しております。この結果、従来の方法に比べて、経常利益及び税引前当期純利益は、それぞれ46百万円減少しております。
(貸借対照表の純資産の部の表示に関する会計基準) 当中間会計期間から「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準委員会 平成17年12月９日 企業会計基準第５号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準委員会 平成17年12月９日 企業会計基準適用指針第８号)を適用しております。従来の資本の部の合計に相当する金額は30,073百万円であります。 なお、中間財務諸表等規則の改正により、当中間会計期間における中間貸借対照表の純資産の部については、改正後の中間財務諸表等規則により作成しております。	―――――	(貸借対照表の純資産の部の表示に関する会計基準) 当事業年度から、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準委員会 平17年12月９日企業会計基準第５号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準委員会 平成17年12月９日 企業会計基準適用指針第８号)を適用しております。従来の資本の部の合計に相当する金額は42,995百万円であります。 なお、財務諸表等規則の改正により、当事業年度における貸借対照表の純資産の部については、改正後の財務諸表等規則により作成しております。
(ストック・オプション等に関する会計基準) 当中間会計期間から「ストック・オプション等に関する会計基準」(企業会計基準委員会 平成17年12月27日 企業会計基準第８号)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準委員会 平成18年５月31日 企業会計基準適用指針第11号)を適用しております。 これによる損益に与える影響はありません。	―――――	(ストック・オプション等に関する会計基準) 当事業年度から「ストック・オプション等に関する会計基準」(企業会計基準委員会 平成17年12月27日 企業会計基準第８号)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準委員会 平成18年５月31日 企業会計基準適用指針第11号)を適用しております。 これによる損益に与える影響はありません。

注記事項

（中間貸借対照表関係）

前中間会計期間末 (平成18年９月30日)	当中間会計期間末 (平成19年９月30日)	前事業年度末 (平成19年３月31日)
※１．有形固定資産の減価償却累計額 77,874百万円	※１．有形固定資産の減価償却累計額 89,541百万円	※１．有形固定資産の減価償却累計額 82,961百万円
※２．担保資産 （１）担保提供資産 現金及び預金　2,451百万円 建物　53,938 構築物　18,886 機械及び装置　22,753 その他の有形固定資産　4,121 計　102,150 上記のうち観光施設財団抵当に供している資産は次のとおりであります。 建物　53,938百万円 （２）対応債務 １年以内返済予定の長期借入金　1,750百万円 長期借入金　47,650 計　49,400	※２．担保資産 （１）担保提供資産 現金及び預金　4,526百万円 建物　52,152 構築物　17,936 機械及び装置　19,799 その他の有形固定資産　3,155 計　97,570 上記のうち観光施設財団抵当に供している資産は次のとおりであります。 建物　52,152百万円 （２）対応債務 １年以内返済予定の長期借入金　3,500百万円 長期借入金　34,150 計　37,650	※２．担保資産 （１）担保提供資産 現金及び預金　4,076百万円 建物　53,639 構築物　18,632 機械及び装置　22,908 その他の有形固定資産　3,686 計　102,942 上記のうち観光施設財団抵当に供している資産は次のとおりであります。 建物　53,639百万円 （２）対応債務 １年以内返済予定の長期借入金　3,500百万円 長期借入金　35,900 計　39,400
３．貸出コミットメント 当社は運転資金の効率的な調達を行うため、協調融資貸出契約において、コミットメントライン（貸出極度額）を設定しております。この契約に基づく当中間会計期間末の借入未実行残高は次のとおりであります。 コミットメントラインの総額　5,000百万円 借入実行残高　－ 差引額　5,000	３．貸出コミットメント 当社は運転資金の効率的な調達を行うため、協調融資貸出契約において、コミットメントライン（貸出極度額）を設定しております。この契約に基づく当中間会計期間末の借入未実行残高は次のとおりであります。 コミットメントラインの総額　5,000百万円 借入実行残高　－ 差引額　5,000	３．貸出コミットメント 当社は運転資金の効率的な調達を行うため、協調融資貸出契約において、コミットメントライン（貸出極度額）を設定しております。この契約に基づく当事業年度末の借入未実行残高は次のとおりであります。 コミットメントラインの総額　5,000百万円 借入実行残高　－ 差引額　5,000
※４．消費税等の取扱い 仮払消費税等及び仮受消費税等は、相殺のうえ、流動負債の「その他の流動負債」に含めて表示しております。	※４．消費税等の取扱い 同左	※４．―――――

（中間損益計算書関係）

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
※１．営業外収益のうち主要なもの デリバティブ評価益　216百万円 為替差益　111百万円	※１．営業外収益のうち主要なもの デリバティブ評価益　204百万円 開発分担金収入（注）　147百万円 （注）ユニバーサルグループとのライセンス契約に基づき、他のテーマパークで当社のアトラクション等を導入する場合は、当該アトラクション等の開発費用の一部が払い戻されるものをいいます。	※１．営業外収益のうち主要なもの 為替差益　210百万円 デリバティブ評価益　448百万円
※２．営業外費用のうち主要なもの 支払利息　1,280百万円	※２．営業外費用のうち主要なもの 支払利息　915百万円	※２．営業外費用のうち主要なもの 支払利息　2,302百万円 増資関連費用　331百万円
※３．特別損失のうち主要なもの リファイナンス関連費用（注１）　641百万円 固定資産除却損（注２）　344百万円 （注１）リファイナンス関連費用 リファイナンス関連費用は、財務構造改革のために実施した、借入金の借り換えのための費用であり、内訳は以下のとおりであります。 協調融資貸出契約引受手数料　504百万円 協調融資貸出契約組成事務手数料　54 弁護士報酬その他　83 計　641 （注２）固定資産除却損 建物　192百万円 構築物　34 機械及び装置　92 その他の有形固定資産　17 無形固定資産　7 計　344	※３．特別損失のうち主要なもの 固定資産除却損 構築物　0百万円 機械及び装置　2 その他の有形固定資産　2 無形固定資産　4 計　9	※３．特別損失のうち主要なもの リファイナンス関連費用（注１）　653百万円 固定資産除却損（注２）　819百万円 （注１）リファイナンス関連費用 リファイナンス関連費用は、財務構造改革のために実施した、借入金の借り換えのための費用であり、内訳は以下のとおりであります。 協調融資貸出契約引受手数料　504百万円 協調融資貸出契約組成事務手数料　54 弁護士報酬その他　94 計　653 （注２）固定資産除却損 建物　223百万円 構築物　111 機械及び装置　409 車両及び運搬具　0 船舶　0 工具、器具及び備品　65 ソフトウェア　7 計　819
４．減価償却実施額 有形固定資産　6,841百万円 無形固定資産　138百万円	４．減価償却実施額 有形固定資産　6,604百万円 無形固定資産　88百万円	４．減価償却実施額 有形固定資産　13,427百万円 無形固定資産　259百万円

（中間株主資本等変動計算書関係）

前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

1．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当中間会計期間増加株式数（千株）	当中間会計期間減少株式数（千株）	当中間会計期間末株式数（千株）
発行済株式				
普通株式	1,541	−	−	1,541
Ａ種優先株式	185	−	−	185
自己株式				
普通株式	−	−	−	−
Ａ種優先株式	−	−	−	−
合計	1,726	−	−	1,726

2．　新株予約権及び自己新株予約権に関する事項

新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当中間会計期間末残高（百万円）
		前事業年度末	当中間会計期間増加	当中間会計期間減少	当中間会計期間末	
ストック・オプションとしての新株予約権（平成18年６月28日取締役会決議）	−					−
合計	−					−

3．配当に関する事項

該当事項はありません。

当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当中間会計期間増加株式数（千株）	当中間会計期間減少株式数（千株）	当中間会計期間末株式数（千株）
発行済株式				
普通株式	2,143	16	－	2,159
自己株式				
普通株式	－	－	－	－
合計	2,143	16	－	2,159

（注）　普通株式の発行済株式総数の増加のうち16千株は、新株予約権の権利行使により普通株式を発行したことによる増加であります。

２．　新株予約権及び自己新株予約権に関する事項

新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当中間会計期間末残高（百万円）
		前事業年度末	当中間会計期間増加	当中間会計期間減少	当中間会計期間末	
ストック・オプションとしての新株予約権Ａ（平成18年６月28日取締役会決議）	－					－
ストック・オプションとしての新株予約権Ｂ（平成18年７月14日取締役会決議）	－					－
ストック・オプションとしての新株予約権Ｃ（平成19年８月７日取締役会決議）	－					2
ストック・オプションとしての新株予約権Ｄ（平成19年８月７日取締役会決議）	－					3
合計	－					6

３．配当に関する事項

（1）配当金支払額

該当事項はありません。

（2）基準日が当中間会計期間に属する配当のうち、配当の効力発生日が中間会計期間末後となるもの

（決議）	株式の種類	配当金の総額（百万円）	配当の原資	１株当たり配当額（円）	基準日	効力発生日
平成19年11月８日取締役会	普通株式	1,619	利益剰余金	750	平成19年９月30日	平成19年12月４日

前事業年度（自　平成18年４月１日　至　平成19年３月31日）

1．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
発行済株式				
普通株式　　（注）1	1,541	602	－	2,143
A種優先株式　（注）2	185	－	185	－
合計	1,726	602	185	2,143
自己株式				
A種優先株式　（注）3，4	－	185	185	－
合計	－	185	185	－

（注）1．普通株式の発行済株式総数の増加のうち370千株は、当社普通株式を対価とするA種優先株式の取得請求権の行使により普通株式を発行したことによる増加であります。
普通株式の発行済株式総数の増加のうち230千株は、公募新株を発行（払込期日：平成19年３月15日）したことによる増加分であります。
普通株式の発行済株式総数の増加のうち２千株は、新株予約権の権利行使により普通株式を発行したことによる増加であります。

2．A種優先株式の発行済株式総数の減少185千株は、自己株式の消却による減少であります。

3．A種優先株式の自己株式の株式数の増加185千株は、当社普通株式を対価とするA種優先株式の取得請求権の行使によりA種優先株式を自己株式として取得したことによる増加であります。

4．A種優先株式の自己株式の株式数の減少185千株は、自己株式の消却による減少であります。

2．新株予約権及び自己新株予約権に関する事項

新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当事業年度末残高（百万円）
		前事業年度末	当事業年度増加	当事業年度減少	当事業年度末	
ストック・オプションとしての新株予約権（平成18年６月28日取締役会決議）	－					－
ストック・オプションとしての新株予約権（平成18年７月14日取締役会決議）	－					－
合計	－					－

3．配当に関する事項

該当事項はありません。

（中間キャッシュ・フロー計算書関係）

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
※　現金及び現金同等物の中間期末残高と中間貸借対照表に掲記されている科目の金額との関係 （平成18年９月30日現在） 現金及び預金　13,014百万円 現金及び現金同等物　13,014	※　現金及び現金同等物の中間期末残高と中間貸借対照表に掲記されている科目の金額との関係 （平成19年９月30日現在） 現金及び預金　22,970百万円 預入期間が３ヶ月を超える定期預金　△2,263百万円 現金及び現金同等物　20,707	※　現金及び現金同等物の期末残高と貸借対照表に掲記されている科目の金額との関係 （平成19年３月31日現在） 現金及び預金　21,920百万円 現金及び現金同等物　21,920

（リース取引関係）

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
オペレーティング・リース取引（借主側） 未経過リース料 １年内　8百万円 １年超　2 合計　11	オペレーティング・リース取引（借主側） 未経過リース料 １年内　7百万円 １年超　10 合計　17	オペレーティング・リース取引（借主側） 未経過リース料 １年内　8百万円 １年超　0 合計　8

（有価証券関係）

時価評価されていない主な有価証券の内容

区分	前中間会計期間末 （平成18年９月30日）	当中間会計期間末 （平成19年９月30日）	前事業年度末 （平成19年３月31日）
	中間貸借対照表計上額 （百万円）	中間貸借対照表計上額 （百万円）	貸借対照表計上額 （百万円）
その他有価証券			
非上場株式	2	3	3

(デリバティブ取引関係)

デリバティブ取引の契約額等、時価及び評価損益の状況

（1）通貨関連

区分	種類	前中間会計期間末（平成18年９月30日）			当中間会計期間末（平成19年９月30日）			前事業年度末（平成19年３月31日）		
		契約額等（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	時価（百万円）	評価損益（百万円）
市場取引以外の取引	為替予約取引									
	売建									
	ＳＦＲ	－	－	－	－	－	－	49	△2	△2
	買建									
	ＵＳＤ	1,819	107	107	1,747	27	27	1,026	61	61
	ＳＦＲ	579	25	25	－	－	－	48	3	3
	小計	2,398	132	132	1,747	27	27	1,123	62	62
	クーポンスワップ取引									
	受取（ＵＳＤ）									
	支払（ＪＰＹ）	2,085	96	96	1,633	89	89	1,859	113	113
	小計	2,085	96	96	1,633	89	89	1,859	113	113
合計		4,484	228	228	3,381	117	117	2,983	176	176

（注）　時価は取引先金融機関等から提示された価格等に基づき算定しております。

（2）金利関連

区分	種類	前中間会計期間末（平成18年９月30日）			当中間会計期間末（平成19年９月30日）			前事業年度末（平成19年３月31日）		
		契約額等（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	時価（百万円）	評価損益（百万円）
市場取引以外の取引	金利スワップ取引									
	変動受取・固定支払	24,000	△771	△771	24,000	△334	△334	24,000	△539	△539
合計		24,000	△771	△771	24,000	△334	△334	24,000	△539	△539

（注）　時価は取引先金融機関等から提示された価格等に基づき算定しております。

（ストック・オプション等関係）

前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

当中間会計期間に付与したストック・オプションの内容

種類	ストック・オプションA
決議年月日（取締役会決議日）	平成18年６月28日
付与対象者の区分及び人数	当社の取締役２名
ストック・オプションの付与数（注）	普通株式　57,033株
付与日	平成18年６月28日
権利確定条件	該当事項はありません。
対象勤務期間	該当事項はありません。
権利行使期間	平成18年６月28日から平成28年６月28日まで
権利行使価格（円）	22,500
付与日における公正な評価単価（円）	－

（注）　株式数に換算して記載しております。

種類	ストック・オプションB
決議年月日（取締役会決議日）	平成18年７月14日
付与対象者の区分及び人数	当社の取締役４名及び従業員742名
ストック・オプションの付与数（注）	普通株式　27,962株
付与日	平成18年７月18日
権利確定条件	権利確定条件は付されておりません。なお、付与対象者が当社の取締役及び従業員の地位を失った場合は原則として権利行使をすることはできません。その他細目については、当社と付与対象者との間で締結した「新株予約権割当契約書」に定めております。
対象勤務期間	該当事項はありません。
権利行使期間	平成18年７月18日から平成28年７月18日まで
権利行使価格（円）	22,500
付与日における公正な評価単価（円）	－

（注）　株式数に換算して記載しております。

当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）

１．ストック・オプションに係る当中間会計期間における費用計上額及び科目名

売上原価	２百万円
販売費及び一般管理費	３百万円

２．当中間会計期間に付与したストック・オプションの内容

種類	ストック・オプションＣ
決議年月日（取締役会決議日）	平成19年８月７日
付与対象者の区分及び人数	当社の取締役４名及び従業員５名
ストック・オプションの付与数（注）	普通株式　589株
付与日	平成19年８月７日
権利確定条件	新株予約権Ｃの割当日から３年経過の日（以下「権利確定日」といいます）に従業員又は取締役の地位（以下「従業員等の地位」といいます）にあること。また、新株予約権Ｃは新株予約権者が権利確定日において当社が別途定める業績目標に達した場合に、その達成割合に応じて権利が確定いたします。 なお、権利確定日前に従業員等の地位を喪失していた場合であっても、当社の取締役会が承認したときは、当該地位喪失日までの新株予約権者の貢献度合い（取締役会が認定する）に応じて権利が確定いたします。
対象勤務期間	平成19年８月７日から平成22年８月７日
権利行使期間	平成22年８月７日から平成29年８月６日 ただし、権利確定前に従業員等の地位を喪失した場合であって、当社の取締役会が承認した場合は権利確定日以降、取締役会が定める期間とし、また、権利確定日以後に従業員の地位を喪失した場合は、当該喪失後５年間（上記の権利行使期間を超えることはできません）といたします。
権利行使価格（円）	1
付与日における公正な評価単価（円）	69,319

（注）　株式数に換算して記載しております。

種類	ストック・オプションD
決議年月日（取締役会決議日）	平成19年８月７日
付与対象者の区分及び人数	当社の従業員39名
ストック・オプションの付与数（注）	普通株式　1,084株
付与日	平成19年８月７日
権利確定条件	新株予約権Dの割当日から３年経過の日（以下「権利確定日」といいます）に従業員又は取締役の地位（以下「従業員等の地位」といいます）にあること。また、新株予約権Dのうち1/2（端数については切り上げるものとします）は新株予約権者が権利確定日において当社が別途定める業績目標に達した場合に、その達成割合に応じて権利が確定します。 なお、権利確定日前に従業員等の地位を喪失していた場合であっても、当社の取締役会が承認したときは、当該地位喪失日までの新株予約権者の貢献度合い（取締役会が認定する）に応じて権利が確定いたします。
対象勤務期間	平成19年８月７日から平成22年８月７日
権利行使期間	平成22年８月７日から平成29年８月６日 ただし、権利確定前に従業員等の地位を喪失した場合であって、当社の取締役会が承認した場合は権利確定日以降、取締役会が定める期間とし、また、権利確定日以後に従業員の地位を喪失した場合は、当該喪失後５年間（上記の権利行使期間を超えることはできません）といたします。
権利行使価格（円）	1
付与日における公正な評価単価（円）	69,319

（注）　株式数に換算して記載しております。

前事業年度（自　平成18年４月１日　至　平成19年３月31日）
当事業年度に付与したストック・オプションの内容

種類	ストック・オプションA
決議年月日（取締役会決議日）	平成18年６月28日
付与対象者の区分及び人数	当社の取締役２名
ストック・オプションの付与数（注）	普通株式　57,033株
付与日	平成18年６月28日
権利確定条件	該当事項はありません。
対象勤務期間	該当事項はありません。
権利行使期間	平成18年６月28日から平成28年６月28日まで
権利行使価格（円）	22,500
付与日における公正な評価単価（円）	―

（注）　株式数に換算して記載しております。

種類	ストック・オプションB
決議年月日（取締役会決議日）	平成18年７月14日
付与対象者の区分及び人数	当社の取締役４名及び従業員742名
ストック・オプションの付与数（注）	普通株式　27,962株
付与日	平成18年７月18日
権利確定条件	権利確定条件は付されておりません。なお、付与対象者が当社の取締役及び従業員の地位を失った場合は原則として権利行使をすることはできません。その他細目については、当社と付与対象者との間で締結した「新株予約権割当契約書」に定めております。
対象勤務期間	該当事項はありません。
権利行使期間	平成18年７月18日から平成28年７月18日まで
権利行使価格（円）	22,500
付与日における公正な評価単価（円）	―

（注）　株式数に換算して記載しております。

（持分法損益等）
前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）
該当事項はありません。

当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）
該当事項はありません。

前事業年度（自　平成18年４月１日　至　平成19年３月31日）
該当事項はありません。

（１株当たり情報）

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
１株当たり純資産額　14,112円26銭 １株当たり中間純利益金額　732円03銭 なお、潜在株式調整後１株当たり中間純利益金額については、潜在株式はありますが、当社株式は非上場であり、期中平均株価が把握できないこと、及び、上記の金額の算定に当たりＡ種優先株式は、「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）第12項に従い、転換仮定方式に準じて算定された株式数を普通株式数に加えていることから記載しておりません。	１株当たり純資産額　22,249円66銭 １株当たり中間純利益金額　2,173円10銭 潜在株式調整後１株当たり中間純利益金額　2,124円10銭	１株当たり純資産額　20,061円69銭 １株当たり当期純利益金額　1,973円91銭 潜在株式調整後１株当たり当期純利益金額　1,938円13銭

（注）　１株当たり中間（当期）純利益金額及び潜在株式調整後１株当たり中間（当期）純利益金額の算定上の基礎は、以下のとおりであります。

	前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
1株当たり中間（当期）純利益金額			
中間（当期）純利益（百万円）	1,398	4,685	3,793
普通株主に帰属しない金額（百万円）	－	－	－
普通株式に係る中間（当期）純利益（百万円）	1,398	4,685	3,793
期中平均普通株式数（千株）	1,541	2,155	1,661
期中平均転換株式数（千株）	370	－	260
期中平均株式数（千株）	1,911	2,155	1,921
潜在株式調整後１株当たり中間または当期純利益金額			
中間（当期）純利益調整額（百万円）	－	－	－
普通株式増加数（千株）	－	49	35
（うち新株予約権）	－	(49)	(35)
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	平成18年６月28日開催の定時株主総会で承認され、付与された新株予約権１種類(新株予約権の数57,033個) 平成18年６月28日開催の定時株主総会で承認され、平成18年７月18日に付与された新株予約権１種類（新株予約権の数27,885個）	――――――	――――――

（重要な後発事象）

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
該当事項はありません。	同左	１．新株予約権の発行 平成19年６月27日開催の定時株主総会において、取締役の報酬の一部として金銭による報酬とは別に、株式報酬型ストック・オプション公正価格分として年額25百万円以内とすること及び付与する新株予約権の内容を決議いたしました。その内容は以下の通りとなっております。 (1)新株予約権の総数 上記25百万円をオプション評価モデルを用いて合理的に算定された新株予約権１個当たりの公正価格により除して得られた個数（１個未満の端数は切捨てるものとします）を各事業年度に係る定時株主総会の日から１年以内の日に発行する新株予約権の数の上限とします。 (2)新株予約権の目的である株式の種類及び数 新株予約権１個当たりの目的となる株式の数（以下「付与株式数」といいます）は、当社普通株式１株とします。なお、当社が株式分割（当社普通株式の株式無償割当てを含みます）、株式併合等を行うことにより付与株式数を調整することが適切な場合は、当社は必要と認める調整を行うことができるものとします。 (3)新株予約権と引換えに払い込む金額 オプション評価モデルを用いて合理的に算定された公正価格を払込金額とする一方、新株予約権者に対して当該払込金額に相当する報酬を支給することとし、払込みに代えて当該報酬債権により相殺することとします。 (4)新株予約権の行使に際して出資される財産の価額 新株予約権１個当たりの行使に際して出資される財産の価額は、１株当たりの払込金額を１円とし、これに付与株式数を乗じた金額とします。

前中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)
		(5) 新株予約権を行使することができる期間 新株予約権を割り当てる日から３年経過の日から10年経過の日までとします。 (6) 譲渡による新株予約権の取得の制限 譲渡による新株予約権の取得については、当社取締役会の承認を要するものとします。 (7) 新株予約権の行使の条件 新株予約権者は、原則として、行使の時点で当社の取締役の地位を有していることを要するものとします。ただし、当社取締役会が承認した場合等には取締役の地位を失った後においても新株予約権を行使できるものとします。 (8) 新株予約権のその他の内容 その他の条件および細目については、新株予約権の募集事項を決定する取締役会で定めるものとします。

(2)【その他】

平成19年11月８日開催の取締役会において、当期中間配当に関し、次のとおり決議いたしました。

(イ) 中間配当による配当金の総額……………………1,619百万円

(ロ) １株当たりの金額…………………………………750円00銭

(ハ) 支払請求の効力発生日及び支払開始日…………平成19年12月４日

(注)　平成19年９月30日現在の株主名簿及び実質株主名簿に記載された株主に対し、支払いを行います。

第６【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1) 有価証券報告書及びその添付書類

事業年度（第13期）（自　平成18年４月１日　至　平成19年３月31日）平成19年６月28日関東財務局長に提出。

(2) 臨時報告書

平成19年８月９日関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第２号の２（ストック・オプションとしての新株予約権の発行）の規定に基づく臨時報告書であります。

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の中間監査報告書

平成19年２月９日

株式会社ユー・エス・ジェイ

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	山中　俊廣	印
指定社員 業務執行社員	公認会計士	川井　一男	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ユー・エス・ジェイの平成18年４月１日から平成19年３月31日までの第13期事業年度の中間会計期間（平成18年４月１日から平成18年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書、中間株主資本等変動計算書及び中間キャッシュ・フロー計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社ユー・エス・ジェイの平成18年９月30日現在の財政状態並びに同日をもって終了する中間会計期間（平成18年４月１日から平成18年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券届出書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成19年11月26日

株式会社ユー・エス・ジェイ

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	山中　俊廣	印
指定社員 業務執行社員	公認会計士	川井　一男	印

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ユー・エス・ジェイの平成19年４月１日から平成20年３月31日までの第14期事業年度の中間会計期間（平成19年４月１日から平成19年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書、中間株主資本等変動計算書及び中間キャッシュ・フロー計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社ユー・エス・ジェイの平成19年９月30日現在の財政状態並びに同日をもって終了する中間会計期間（平成19年４月１日から平成19年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は半期報告書提出会社が別途保管しております。

82-35074 A-2

Financial Results for the Six-month Period Ended September 30, 2007 (Non-consolidated)

November 8, 2007

Company Name: USJ Co., Ltd. Stock Exchange Listed: Tokyo Stock Exchange (Mothers)

Code Number: 2142 URL: http://www.usj.co.jp/

Representative: Glenn Gumpel, Representative Director & President

Contact: Shunichi Shibata, IR Office, Finance & Administration Division TEL: +81 (6)-6465-3134

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

Submission of Interim Report: November 26, 2007
Scheduled date of dividend payment: December 4, 2007

(Fractional amounts less than one million yen are discarded.)

1. Financial results for the six-month period ended September 30, 2007 (April 1, 2007 - September 30, 2007)

(1) Operating Results (The numbers in the % column are fluctuation compared with the interim period of previous year)

	Sales		Operating Income		Ordinary Income		Net Income	
	Millions	%	Millions	%	Millions	%	Millions	%
April 1 to September 30, 2007	37,175	5.3	5,141	55.8	4,697	96.8	4,685	234.9
April 1 to September 30, 2006	35,297	—	3,300	—	2,387	—	1,398	—
(Ref.)Year ended March 31, 2007	72,062	—	7,283	—	5,273	—	3,793	—

	Net Income Per Share	Net Income Per Share (diluted)
	Yen	Yen
April 1 to September 30, 2007	2,173 10	2,124 10
April 1 to September 30, 2006	732 03	— —
(Ref.) Year ended March 31, 2007	1,973 91	1,938 13

(Reference)
Equity in earning of affiliates . Interim ended September 30, 2007 — Interim ended September 30,2006 — Year ended March 31, 2007 —

(Note) Figures and percentage of changes on year-to-year basis are not presented because the financial statement for the interim period ended September 30, 2005 was not created.

(2) Financial Position

	Total Assets	Net Assets	Equity Ratio	Net Assets Per Share
	Millions	Millions	%	Yen
September 30, 2007	126,135	48,055	38.1	22,249 66
September 30, 2006	123,167	30,073	24.4	14,112 26
(Ref.) Year ended March 31, 2007	129,937	42,995	33.1	20,061 69

(Reference) (Million yen)

Shareholders' equity Interim ended September 30, 2007 48,049 Interim ended September 30, 2006 30,073 Year ended March 31, 2007 42,995

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Ending Balance of Cash and Cash Equivalents
	Millions	Millions	Millions	Millions
April 1 to September 30, 2007	5,020	(4,282)	(2,027)	20,707
April 1 to September 30, 2006	4,174	(2,147)	(16,232)	13,014
(Ref.) Year ended March 31, 2007	17,696	(7,010)	(16,131)	21,920

2. Dividend

	Dividend Per Share		
(Record Date)	Interim	Year End	Total (Full year)
	Yen	Yen	Yen
Year ended March 31, 2007	—	—	0 00
Six-month period ended September 30, 2007	750 00		1,500 00
Year ending March 31, 2008 (Forecast)		750 00	

3. Forecast for the Fiscal Year Ending March 31, 2008 (From April 1, 2007 to March 31, 2008)

(The numbers in the % column are fluctuation compared with the previous year)

	Sales		Operating Income		Ordinary Income		Net Income		Net Income Per Share
	Millions	%	Millions	%	Millions	%	Millions	%	Yen
Full-business Year	73,000	1.3	8,000	9.8	6,500	23.3	6,200	63.4	2,870 98

4. Others

(1) Interim Financial Statements Presentation Guidelines

a) Changes in accounting principles from the previous fiscal year: Yes

b) Changes in other than a) : No

Note: Please refer to Significant Accounting Principle and Policies for Preparation of Interim Financial statements, 2. Method for Depreciation and Amortization of Fixed Assets on page 31.

(2) Average number of shares issued and outstanding (including treasury stock)

a) Outstanding stock (Including treasury stock)
Interim period of fiscal 2007: 2,159,545 shares
Interim period of fiscal 2006: 1,726,112 shares
Fiscal 2006: 2,143,161 shares

b) Treasury stock —

Note: Please refer to "Per share information" regarding number of shares based on calculation of Net income per share on page 28.

Explanation regarding appropriate usage of business forecast and remarks

The forward-looking statements made in this document are based on the current assumptions and beliefs of USJ Co. in light of the information currently available to it, and involve risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause USJ Co.'s actual results to be materially different from any future results expressed in these forward-looking statements.

Please refer to 1.Qualitative information regarding Forecast for fiscal year ending March 31, 2008, or remarks on usage of the assumptions and business forecast on page 3.

1. Operating Result

(1) Analysis on Operating Result

Japan's economy in the first half of this fiscal year continued a mild recovery led by strong performance of corporations and growth in individual consumption despite uncertain outlook due to the U.S. subprime loan problem and soaring oil price impact.

Under these circumstances, Universal Studios Japan started its 6th year of operation this April with an annual theme "Dream", under which the Company offers new types of world-class entertainment one after another to make the visitors feel their dreams and aspirations come true. Various attractions and shows have been enhanced to make the park a place of special memory. The Company aims to attract guests for return visits by offering new entertainment throughout the year.

In the first half of this fiscal year, a new sensation roller coaster "Hollywood Dream The Ride", opened in March 2007, continued drawing a large number of guests, providing to be an extremely successful and popular attraction. Movie-related special events were held for a limited period from April 19, 2007 to August 31, 2007. A summer-only parade using water and characters, "Universal Water Parade", was offered from July 12, 2007 to September 2, 2007. A new attraction "Magical Oz Go-Round" was opened as the first carousel in the park. Such initiatives as these continue to meet the needs of the core target segments i.e. female and families with children. " Summer Twilight Pass" and "Twilight Pass" that are valid for admission after 3pm were well received by many guests during the summer from July 14, 2007 to September 2, 2007 and Halloween season from September 11, 2007 to October 31, 2007.

Marketing and sales efforts continued focusing on Greater Kansai area (Ishikawa, Fukui, Gifu, Mie, Aichi, Okayama, Hiroshima, Tokushima and Kagawa) with enhanced advertising and sales initiatives to drive visitors from these prefectures.

As a result of above-mentioned measures, the attendance in the first half of this fiscal year was 4,082,000, which exceeded that of the same period of the previous year by 3%.

In the third quarter, "Universal Wonder Halloween" was offered from September 11, 2007 to October 31, 2007 and Universal Wonder Christmas will be held from November 8, 2007 to January 6, 2008. The Company will strive to provide enjoyable surprises and wonderment that guests have never experienced before through world-class entertainment full of "Dream".

Sales were ¥37,175 million, up by ¥1,878 million or 5.3% from the first half of the previous year, reflecting greater attendance, the effect of ticket price raise implemented in July 2006, the strong sales of attraction priority access tickets, the improvement of retail products and food menus linked to events.

Operating Income was ¥ 5,141 million, up by ¥ 1,840 million or 55.8% from the same period of the previous year, reflecting improvement of gross margin rate on product sales, the controlled labor cost by optimal staffing, the efforts for reducing utilities cost, the reduced entertainment production cost and the smaller depreciation expenses due to progress of depreciation period.

Ordinary income was ¥4,697 million, up by ¥2,310 million or 96.8% from the same period of the previous year. This is because of reduction of interest payment by decrease of debt.

Loss on disposal of fixed assets was dramatically decreased in the first half of this fiscal year because in the previous year loss from conversion of Western area to accommodate the Land of Oz themed area was recorded. As a result, extraordinary loss was ¥9 million, down by 99.0% from year ago period.

As a result, net income for the first half of this fiscal year was ¥ 4,685 million, up by ¥ 3,286 million or 234.9% from year-ago period.

(Forecast for the fiscal year ending March, 2008)

New attractions and seasonal events successfully attracted visitors, and we forecast steady business performance for the entire fiscal year. Reflecting the seasonal nature of theme park business and the expected non-operating income/loss and extraordinary income/loss, we revise upward the annual performance forecast we announced on May 10, 2007, when we announced the result of the prior year. Forecasts for sales and operating income are ¥73,000 million and ¥8,000 million respectively, maintained as previously announced. Forecasted ordinary income is revised to ¥6,500 million (up ¥500 million or 8.3% from the previously announced forecast) and forecasted net income is revised to ¥6,200 million (up ¥700 million or 12.7% from the previous forecast).

(2) Analysis regarding financial condition

① Financial Position

[Assets]

Total assets as of September 30, 2007 were ¥126,135 million, decreased by ¥3,801 million from the end of the previous fiscal year.

Current assets were ¥27,821 million, increase by ¥1,227 million from the end of previous fiscal year partly due to increase in cash and deposits by ¥1,050 million led by ticket sales growth as a result of strong attendance.

Fixed assets were ¥98,308 million, decreased by ¥5,023 million from the end of the previous fiscal year, due to progress of depreciation of theme park facilities.

[Liabilities]

Total liabilities as of September 30, 2007 were ¥78,080 million, decreased by ¥8,861 million from the end of the previous fiscal year.

Current liabilities were ¥19,335 million, decreased by ¥6,320 million from the end of previous fiscal year. This was due to decrease in advances by ¥4,997 million, mainly composed of Partnership Fee and Annual Pass revenue as they were recognized as revenue appropriately based on each accrued period.

Long-term liabilities were ¥58,744 million, decreased by ¥2,540 million from the end of the previous fiscal year. This was primarily due to reclassification of long-term debt to current portion by ¥1,750 million.

[Net Assets]

Total net assets as of September 30, 2007 were ¥48,055 million, increased by ¥5,059 million from the end of the previous year. It was mainly due to increase in retained earnings by ¥4,685 million as a result of the interim net income recorded.

② Cash Flows

Cash and cash equivalents (hereinafter, "cash") as of September 30, 2007 were ¥20,707 million, ¥1,212 million down from the end of the previous year. This reflects ¥5,020 million provided by operating activities, ¥4,282 million used in investing activities, ¥2,027 million used in financing activities.

Cash flows from each activity were as follows:

[Cash flows from operating activities]

Net cash provided by operating activities was ¥5,020 million, up by 845 million or 20.3% compared with the same period previous year. This was mainly due to increase of the Net income before income taxes and reduction of interest payments.

[Cash flows from investing activities]

Net cash used in investing activities were ¥4,282 million, up by ¥2,135 million or 99.5% compared with the same period previous year. This reflects no cash inflow from term deposit accounts.

[Cash flows from financing activities]

Net cash used in financing activities were ¥2,027 million, down by ¥14,204 million or 87.5% compared with the same period of previous year. This was mainly due to decrease of the outflow for the repayment of long-term debt.

Trend in the cash flow indicators of the Company are as follows:

	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007	Interim period of fiscal 2007
Shareholders' equity ratio (%)	5.5	20.1	33.1	38.1
Shareholders' equity ratio on market value basis (%)	–	–	84.6	114.9
Interest-bearing debt to cash flow ratio (%)	7.3	8.4	3.6	6.1
Interest-coverage ratio (times)	4.8	2.6	6.4	10.2

1. Calculation for each indicator is as follows:

Shareholders' equity ratio: Shareholders' equity / Total assets

Shareholders' equity ratio on market value basis: * Total market value of stock / Total assets

Interest-bearing debt to cash flow ratio: *** Interest-bearing debt / **Cash flows

(In the interim term, Cash flow from operating activity is doubled to convert the ratio for the year-base calculation)

Interest-coverage ratio: ** Cash flows / Interest paid

* Total market value of stock is calculated based on the number of the outstanding stocks except treasury stocks.

** The figures for cash flow is quoted from the amounts stated in the cash flows from operating activities.

*** Interest-bearing debt includes all debt listed on the balance sheet for which interest is being paid.

2. Shareholders' equity ratio on market value basis for the years ended March 31, 2005 and 2006 is not provided here since the Company's stocks were listed in the year ended March 31, 2007.

③Basic Policy for Profit Distribution and Dividend.

The Company places a significance on shareholder's return on investment and sets stable return of profit as a basic policy, while in order to enhance shareholder value in the long run, the Company plans to pay dividends that corresponds to the business situation and future business developments for each fiscal year, by also taking into consideration the required retained earnings for capital investments to introduce new attractions and reinforcement of the financial standing.

As for the current fiscal year, with emphasis on returning the profit to shareholders, the Company plans on interim dividend per share of ¥750 and year-end dividend of ¥750, totaling ¥1,500 annually. In this case, current dividend payout ratio is presumed to be 52.2%.

4. Risk Factors

Major Risk factors as well as other important information are as follows. We operate in a continually changing business environment. The risks identified below or currently unforeseen risks may negatively affect our operations and the trading price of our common stock.

1. Structural Business Risks

(1) Attendance growth and composition of attendance

Our business is to operate theme park and related businesses. A large part of our revenue is generated from sales of admission tickets and attraction priority access tickets, parking fee and sales of retail and food products at venues in our theme park. Attendance at our park is an influential factor for our revenue.

Our historical attendance from the fiscal year ended March 31, 2004 are as shown in 2. – (1). We consider continuous attendance growth as one of the issues facing our company. Our attendance for attendance growth is to drive more repeaters in Kansai and greater Kansai area and raise awareness of our park in Kanto area and in overseas market to attract more visitors from these areas. If attendance does not grow as we planned, it may be affect our business results.

We offer basically two types of admission ticket to our park; regular pass and annual and other time-limited pass, which allow multiple entries to the park during the effective period. We develop strategy for sustainable attendance growth, aiming at a balance between increasing visit frequency of repeaters and increasing first-time visitors. As consumption behavior in the park differs between regular pass visitors and annual or other time-limited pass holders, our business result may be affected by attendance mix.

(2) Measure to increase sales per visitor

We aim at increasing spending per visitor through offering various operational services and developing retail and food products themed around new attractions. If these measures do not generate result as we planned, our business result could be affected.

(3) The loss of Corporate Marketing Partners could adversely affect our business

We have agreements with over 20 corporations to act as marketing partners in our corporate marketing partnership program. This program generates revenues directly through program fees and indirectly by promoting our theme park and increasing attendance. Program fees accounted for 7% of our revenues in the fiscal year ended March 31, 2007. Our contracts with marketing partners are generally for five-year or ten-year terms. If any of our marketing partners terminates or declines to renew its contract, or renews its contract at a reduced fee level, and we are unable to secure new marketing partners, our revenues could be adversely affected.

(4) The loss of key distribution channels for pass sales may reduce our revenues

Third party distribution channels such as travel agents, railway companies, convenience stores and partner hotels generate approximately 40% of our revenues from pass sales. Accordingly, the loss of any key distribution channel could have a negative effect on our pass sales.

(5) We are subject to the risks inherent in deriving substantially all of our revenues from one location

Substantially all of our revenues are derived from the operation of our theme park in Osaka. This dependence on operations at a single location subjects us to a number of risks, including, in addition to a natural disaster, terrorist attack or similar event affecting the Kansai area, prolonged or severe inclement weather in the Kansai, prolonged interruptions in public transportation access to our theme park due to strikes or accidents, or other events that could significantly reduce attendance at our theme park.

(6) Our facility and service

① Accidents occurring at our theme park or problems with the quality of our merchandise or food and beverage products could reduce attendance and negatively impact our operations

Some of our attractions feature moving vehicles, pyrotechnics, live animals and other potentially dangerous elements and, accordingly, there is a risk of an accident occurring. An accident or injury, or other safety issue at our theme park could adversely affect our reputation or attendance, require significant expenses to fix or replace the affected attraction or result in liability for damages to, or litigation with, customers. In addition, if any of our merchandise has faulty or dangerous parts or any of our food or beverage products are sold after their expiration dates or contain impurities, visitors could suffer injuries and the public perception of the safety of our park or our brand value could deteriorate.

We have recalled five kinds of retail products since the opening of our theme park. In each of the five cases, we took immediate actions such as suspending the sales of the subject items right after the issue came to our attention, reported to competent authorities, informed media entities and listing recall ad in newspapers.

② New attractions and other offerings may not contribute as we expect to increase attendance

Our ability to maintain and increase attendance depends to a significant extent on attracting repeat visitors. In the fiscal year ended March 30, 2007, we believe approximately three quarters of our visitors were repeat visitors. New attractions are an important element in attracting repeat visitors, as well as new visitors. We also develop new attractions in order to try to meet changing consumer tastes and expectations. Developing new attractions requires significant spending and lead time, which may make it difficult for us to react quickly to changes in consumer tastes and expectations. We could also experience delays in opening new attractions, which could result in increased development costs and loss of expected revenue. In addition, any new attractions we introduce may not be as appealing as we anticipate and may not attract as many visitors as we expect. We may also need to significantly increase our spending on developing new attractions in order to continue to increase attendance. We also need to make significant expenditures to purchase media advertising and otherwise market our attractions and other offerings in order to build customer awareness. We may not succeed in doing so or may be required to expend more than we anticipated.

We also aim at offering retail items and food menus that satisfy changing taste and expectation of consumers. If newly introduced retail items and food products do not meet consumer taste and expectation or if we fail to price those products appropriately, our business result could be adversely affected.

(7) A deterioration in the brand image of Universal Studios or characters, other content or companies featured at our theme park could adversely affect our business

We rely to a significant extent on the "Universal Studios" brand name, the brand images of characters and other content we license from parties other than subsidiaries of NBC Universal and the brand images of our corporate marketing partners, to attract visitors and sponsors and otherwise conduct our business. Any negative incident or negative publicity concerning NBC Universal or any of its subsidiaries, us or any of the characters or companies featured at our theme park could adversely affect our reputation and business. For example, an accident or other adverse event at any theme park owned or operated by, or under license from any subsidiary or affiliate of NBC Universal that raises issues relating to the safety, quality or reliability of attractions, services or merchandise at Universal Studios theme parks could have an adverse effect on attendance at our theme park and our business. Similarly, misconduct by our management or other employees or those of any subsidiary or affiliate of, or supplier to, NBC Universal could harm the Universal Studios image and adversely affect our business.

2. Risk Related to Business Performance and Financials

(1) Business Results of recent years (Million yen)

	FY2002	FY2003	FY2004	FY2005	FY2006	First Half of FY2007
	April 1, 2002 through March 31, 2003	April 1, 2003 through March 31, 2004	April 1, 2004 through March 31, 2005	April 1, 2005 through March 31, 2006	April 1, 2006 through March 31, 2007	April 1, 2007 through September 30, 2007
Sales	75,848	71,250	70,059	68,267	72,062	37,175
Operating Sales	34,518	33,303	33,763	33,187	36,908	19,690
Merchandise Sales	22,536	19,383	18,939	18,168	18,595	9,122
Food and Beverage Sales	12,918	12,676	11,345	10,759	10,956	5,584
Other	5,876	5,887	6,011	6,152	5,601	2,778
Operating Income or Loss	(5,764)	(1,751)	73	1,494	7,283	5,141
Ordinary Income or Loss	(9,435)	(5,068)	(3,151)	(582)	5,273	4,697
Net Income or Loss	(9,315)	(5,204)	(5,172)	(4,634)	3,793	4,685
EBITDA	9,414	13,699	16,312	17,145	21,286	11,992
Capital stock	40,000	40,000	40,000	52,500	30,938	31,122
Net Assets	18,685	13,481	8,308	28,674	42,995	48,055
Assets	181,767	169,560	152,054	142,833	129,937	126,135
Attendance (thousand)	7,637	9,889	8,100	8,314	8,698	4,082
Regular Pass	7,149	5,625	6,139	5,713	5,876	2,998
Annual Pass	488	4,264	1,961	2,601	2,822	1,084

Note: 1. EBITDA: Operating Income plus cost of goods sold and depreciation and amortization included in selling, general and administrative expenses.

2. Sales does not include consumption tax.

3. Financial statements for FY 2004, 2005, 2006 were audited by KPMG AZSA and Co. in accordance with the Article 193-2 of Securities and Exchange Law. Financial statements for FY2003 have not been audited in the said manner.

4. Operating Sale includes admission ticket sales. Other sales include fee from Corporate Marketing Partners.

5 We recorded Net Loss in FY 2002, 2003, 2004 and 2005 mainly due to depreciation and amortization of initial construction cost, labor cost for theme park operation, land rent and interest payment for borrowings. Details for each year are shown below. Note regarding going-concern premise was attached in FY 03 and FY04.

FY2002: The novelty effect as a newly opened theme park started wearing off and the economy slowed down. In the summer, a series of negative publicity about incidents in our park affected our business. As a result of these factors, attendance and sales, operating sales in particular, dropped significantly. The reduced sales was not enough to cover depreciation and amortization expenses and labor cost, and we recorded Ordinary Loss and Net Loss.

FY2003: Limited time pass (good for unlimited park entry during the effective period) was introduced that led to increase in attendance but also caused decline of ticket revenue and merchandise sales. The reduced sales was not enough to cover depreciation/amortization expenses and labor cost, and we recorded Ordinary Loss and Net Loss.

FY2004: Operating Sales increased slightly after expiration of the limited time pass and growth of regular ticket visitors. Sales dropped, however, due to smaller spending in park for retail and food because of loss of the limited time pass users. Breakeven point was improved and Operating Income was recorded as a result of reviewing retail and food products, improving cost of goods by switching to different suppliers of goods and food, reducing cost for outsourcing, sales promotion, land rent, maintenance as well as streamlining labor cost. Ordinary Loss was recorded, however, due to interest

payment, and Net Loss was recorded as a result of cost incurred for restructuring measures including early retirement programs.

FY2005: Attendance increased by repeaters using Annual Pass (good for unlimited entry for one year) but Sales declined due to smaller number of regular pass visitors. Operating Income increased as a result of cost improvement through head count reduction, shifting outsource maintenance to in-house workforce, and revising land rent. Ordinary Loss and Net Loss were recorded as a result of interest payment and refinance cost.

(2) Our business result fluctuates by season

In the forth quarter (January – March), our park attendance tends to be low because of cold winter weather. At the same time, expenses tend to be larger in Q4 because of, in addition to monthly depreciation, labor and rent, advertising spending geared toward spring break season, large-scale annual maintenance cost by closing certain attractions and production cost for new attraction/show to be introduced from spring break. In Q4 of the fiscal year ended March 31, 2007, sales was not large enough to cover the operating expenses and we recorded Operating Loss. This quarterly trend could continue.

(Million yen)

	FY2005					FY2006				
	1Q	2Q	3Q	4Q	Full Year	1Q	2Q	3Q	4Q	Full Year
Sales	15,391	19,264	19,632	13,980	68,267	15,590	19,706	20,842	15,922	72,062
Gross Profit	2,213	4,419	4,596	735	11,964	2,565	5,376	6,229	2,739	16,911
Operating Income or Loss	107	1,208	2,255	(2,076)	1,494	364	2,936	4,021	(38)	7,283
Ordinary Income or Loss	(472)	854	1,543	(2,507)	(582)	(197)	2,585	3,600	(715)	5,273
Net Income or Loss	(473)	(3,330)	1,833	(2,663)	(4,634)	(514)	1,913	3,484	(1,089)	3,793
EBITDA	4,038	5,147	6,195	1,764	17,145	4,056	6,380	7,453	3,395	21,286

Note: 1. Financial statements for FY 2005 and quarterly of FY2006 have not been audited were audited in accordance with the Article 193-2 of Securities and Exchange Law.

2. Quarterly financial statements of FY 2005 have not been reviewed by independent auditors to obtain their opinion pursuant to Tokyo Stock Exchange Guideline for Disclosure of Listed Company, Opinion on Quarterly Financial Statements.

(3) Our labor costs could increase and we may not be able to meet our fluctuating labor needs on satisfactory terms

Our labor needs fluctuate widely both seasonally and day-to-day based on the number of expected visitors. We rely on a large number of part-time and temporary employees, particularly students, and we may not be able to obtain the necessary number of part-time and temporary employees, especially during peak periods. As demand for labor in Japan continues to strengthen with the recovery of the economy, we may not be able to attract part-time and temporary employees with appropriate skills and on the same terms as we have in the past. Our labor costs could also increase if changes in employment or social welfare laws or competitive pressure require us to provide higher levels of benefits to part-time and temporary employees. In addition, failure to attract high quality part-time and temporary employees or adequately train our part-time and temporary employees may result in customer dissatisfaction or other problems for our operations.

Most of our non-executive employees belong to a labor union. While we believe that our labor relations are excellent, we could experience labor relations problems, such as strikes, in the future.

In addition, we outsource certain of our maintenance, cleaning, security, information systems and other operations to third parties. If the costs of these services increase, our results of operations could be adversely affected.

(4) If we do not accurately predict visitor levels, we may generate lower operating profits than expected

We determine employment staffing levels and merchandise, food and beverage inventory levels for our stores and restaurants based on our independent estimates of the number of expected visitors. It is difficult

to predict visitor levels and they are subject to the weather and economic and other factors, many of which are outside of our control. If visitor levels are below our estimates, we will have surplus staffing and inventory, which could increase our costs. Similarly, if visitor levels are above our estimates, we could be understaffed which could in turn increase the risk of accidents, lead to poor guest service or cause other problems. In either case, a failure to accurately predict visitor levels could adversely affect our operating profit, as well as our reputation and attendance.

(5) We may not be able to obtain adequate insurance for our business

We maintain insurance of the type and in amounts that we believe are commercially reasonable and that are available to businesses in our industry. However, our insurance may not be adequate to cover losses or liability for accidents occurring at our theme park, claims for environmental damage to the land on which our theme park is located, or other liabilities. We renew our insurance policies annually. We cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any self-insurance retention applicable thereto, the level of aggregate coverage available or the availability of coverage for specific risks, such as earthquakes.

(6) Tax burden in future

In the Board of Directors meeting held on August 10, 2006, and at the extraordinary shareholders' meeting on September 13, 2006, reduction of capital stock to eliminate capital loss was approved with the aim of achieving healthier financial standing and enabling capital-related measures in future. There remains no carried-forward deficit on our balance sheet. Our company had deferred tax assets of about ¥14 billion as of March 31, 2007, because of which income tax did not incur. If our business continues steady growth and the deferred tax assets are eliminated, our tax payment could increase and Net Income and cash flow may be affected.

(7) Tangible Fixed Assets

In theme park business, tangible fixed assets including attraction facilities shares large portion of assets, and our business results are influenced by depreciation of fixed assets.

①Depreciation expenses

We constantly make capital investment in new attractions, and our business results could be influenced by the depreciation of attraction facilities and other tangible fixed assets.

②Impairment of tangible fixed assets

We have adopted accounting for the impairment of fixed assets from the fiscal year ended March 31, 2006. The value of our fixed assets could be written down in future if impairment of our assets is judged necessary when the profitability of the assets is low and recovery of investment in the assets is not expected including insufficiency of cash generated from the assets.

The entire theme park facility is the subject of such impairment. Individual facility in the park could also be impaired when it is considered unutilized assets. Recognizing idle assets could adversely affect our financial standing and business results.

(8) If our new information systems fail to operate appropriately, our business could be harmed and we could incur unexpected costs

We are in the process of changing some of our hardware and software information systems, including our merchandise and food/beverage purchasing and retail store point of sales systems. There are risks associated with the migration of data and processing operations from the existing system to our new systems, which will occur from the fall of 2007. These include the risks that our new information systems and processes fail to operate appropriately, that could affect operation of our theme park and could cause negative impact on our financial performance.

(9) Our high level of indebtedness

Although we have reduced our total indebtedness in recent years, we continue to have a high level of debt. As of September 30, 2007, our total indebtedness was ¥60.650 billion and total assets ¥126.135 billion. Risks related to indebtedness are shown as below.

① We are subject to interest rate risk

As of September 30, 2007, our loan liability of ¥36.650 billion is with floating rate. We are using interest swap contracts to hedge the interest risk, but we recorded hedging loss of ¥987 million in the fiscal year ended March 2006. Impact of interest rate in future on our borrowing with floating rate and future funding and hedging could affect our financial standing and business results.

② Our financial and operating activities are limited by restrictions contained in the terms of our financing

We entered into a syndicated loan agreement on August 10, 2006, with Sumitomo Mitsui Banking Corporation, Development Bank of Japan, Goldman Sachs Ltd., and Nomura Capital Investment. The amount of loan under the agreement is ¥54,400 million (including revolving loan facility up to ¥5,000 million). Pursuant to this agreement, we refinanced the entire then existing senior loan as of August 18, 2006.

The syndicated loan agreement imposes significant operating and financial restrictions on us. These restrictions may significantly limit or prohibit us from engaging in certain types of transactions, including the following:

- incurring additional indebtedness;
- entering into finance leases;
- creating liens on our assets;
- share repurchases;
- capital reductions;
- selling assets;
- engaging in mergers or acquisitions; and
- making investments and capital expenditures.

Further, under our syndicated loan agreement, we are required to comply with specified leverage and debt service coverage ratios.

Although we are currently in compliance with all of these financial covenants and restrictions, events beyond our control, such as weather and economic and industry conditions and other events discussed in this "Risk Factors" section, may affect our ability to continue complying with them. The need to comply with these financial covenants and restrictions could limit our ability to expand our business or prevent us from borrowing more money when necessary.

If we breach any of the covenants contained in our syndicated loan agreement, the principal of and accrued interest on the applicable debt would become due and payable. In addition, any such default could constitute a cross-default under the instruments governing our other indebtedness. If a cross-default occurs, the maturity of almost all of our indebtedness could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy our debt obligations, which would have a substantial material adverse effect on our ability to continue as a going concern. We may not be able to comply with these restrictions in the future and our compliance may cause us to forego opportunities that might otherwise be beneficial to us.

3. Risk Related to Executives

(1) The loss of key personnel could hurt our operations

Our success depends in part upon the continuing contributions of our executive officers, Glenn Gumpel, our President and Chief Executive Officer, in particular. The complete or partial loss of their services could adversely affect our business. Mr. Gumpel has extensive experience in the theme park industry and has been instrumental in formulating and executing our business strategy. Although Mr. Gumpel has agreed to continue to serve as our President and Chief Executive Officer through June 2008, we may not be able to

retain his services or find adequate replacements for him in the event that we were to lose his services due to emergence of extreme difficulty for his continued service in our company or his mid-term resignation.

(2) Management Service Agreement with Directors

We have adopted a highly incentive-driven compensation scheme for our management to hire or retain strong management members. Compensation scheme and payment timing are provided individually in the agreement with each full-time director.

With Mr. Glenn Gumpel, in particular, we have entered into a management service agreement upon his taking office as President and Chief Executive Officer, and his compensation scheme is provided in the agreement based on proposal by Compensation Committee comprising outside directors.

We have also entered into a management service agreement with Yoshikazu Maruyama, who serves as a director, for his involvement in the management of our company, and his compensation scheme is provided in the agreement.

Payment of compensation to Messrs. Gumpel and Maruyama and other full-time directors could affect the business result of our company.

4. Risk Related to Department General Managers

As of the date of submission of these interim financial statements, we have five senior managers serving on multiple-year contract as General Managers for Marketing, Merchandise, Entertainment, Technical, and Finance and Accounting Departments. These departments have significantly important in our business operation.

In order to retain strong talent, we have hired senior managers for department head posts on term contract reflecting skill set, labor market and treatment at previous job.

We aim to continue hiring, retaining and developing strong talent. If retention and development of manpower does not succeed as we plan, out business operation could be disturbed.

5. Risk Related to External Environments

(1) Weak economic conditions in Japan could adversely impact our attendance and revenues

Attendance at our theme park is heavily dependent upon consumer spending on travel and other leisure activities. Because this type of consumer spending is discretionary, it is usually the first type of spending to be curtailed by consumers during economic downturns. In the fiscal year ended March 31, 2007, approximately 90% of our visitors came from Japan, and we expect that a significant percentage of our visitors will continue to come from Japan in the future, making us particularly sensitive to domestic economic conditions. Any substantial deterioration in general economic conditions, increases in the cost of travel or other events that diminish consumer spending could reduce attendance at our theme park and accompanying sales of merchandise and food and beverages.

(2) The expected decrease and aging of the Japanese population could adversely affect our ability to increase or maintain our attendance

The birth rate in Japan has been declining, with the fertility rate for calendar year 2005 significantly lower than the replacement rate, according to Japan's Ministry of Health, Labour and Welfare. As a result, Japan's population began declining in 2005. According to Japan's National Institute of Population and Social Research, demographic trends indicate that Japan's population will decrease from almost 128 million in 2005 to 115 million in 2030, and the population aged between five and 49, our primary customer target segment, will decrease from over 68 million to less than 49 million over that same period. These trends could have a long-term adverse effect upon our ability to increase or maintain our attendance.

(3) Weak economic conditions in the Kansai Area

Our business is and will continue to be influenced by local economic and other conditions affecting the Kansai area and surrounding region, which accounted for approximately two thirds of our visitors in the fiscal year ended March 31, 2007 and which we expect to account for a significant percentage of our visitors

in the future. Decline in target consumer segment residing in Kansai area could adversely affect attendance at our theme park.

(4) Weak economic conditions in Japan's neighboring countries, unfavorable international relations between Japan and those countries and other factors could adversely impact attendance by foreign visitors

Approximately 10% of our visitors came from foreign countries in the fiscal year ended March 31, 2007, and we intend to try to increase the number of foreign visitors in the future. We believe that a majority of our foreign visitors currently travel from Hong Kong, South Korea and Taiwan, and visitors from mainland China are increasing. Unfavorable economic conditions in a foreign country that accounts for a significant percentage of foreign visitors to our theme park could reduce our attendance. Also, if the yen were to strengthen against the currency of any of those countries, travel to Japan could decrease and adversely affect our attendance. In addition, instability in international relations between Japan and those countries, or travel restrictions imposed on visitors from those countries, could adversely affect our attendance. Similarly, if airlines reduce the number of flights to Japan, particularly to western Japan, fewer foreigners may visit the Kansai area and our attendance could be adversely affected.

(5) Interruptions in public transportation access to our theme park

Most of the visitors to our theme park come by car, train, air, bus and other public transportation. Interruptions in public transportation access to our theme park due to strikes or accidents could reduce attendance at our theme park. A significant number of our visitors use train lines operated by West Japan Railway Company, or JR West, and a strike, accident or other disruption affecting these lines could significantly reduce attendance at our theme park.

(6) It is difficult to predict changes in consumer tastes for entertainment, recreation and leisure activities

If there is a decrease in interest in theme parks in general as compared to other forms of entertainment, recreation and leisure activities, attendance at our park could be adversely affected.

(7) Bad weather on peak days could adversely affect our attendance

Our theme park is largely uncovered and a number of our attractions are outdoors. As a result, bad weather such as rain or snow, and extremely hot or cold temperatures, adversely affect attendance at our theme park.

(8) Natural disasters, terrorist attacks, infectious diseases or similar events beyond our control could adversely affect our business

Attendance at our theme park is dependent on the environment for leisure travel and tourism locally, nationally and internationally. The environment for leisure travel and tourism in the Kansai area, Japan and Asia could be adversely affected by a variety of events beyond our control. A natural disaster, terrorist threat or attack, outbreak of an infectious disease or medical epidemic, such as severe acute respiratory syndrome, or SARS, or avian influenza, or bird flu, or similar event directly affecting the Kansai area could have a material adverse effect on our business. For example, Japan has historically been prone to large earthquakes and severe typhoons, and an earthquake or typhoon in the Kansai area could require repair or replacement of damaged attractions and their temporary or permanent loss from service, as well as lead to claims for damages by injured customers.

A natural disaster, terrorist threat or attack, outbreak of an infectious disease or medical epidemic or similar event that occurs in Japan, including outside the Kansai area, or Japan's neighboring countries could also adversely affect our business by discouraging consumers from travel and other leisure activities in public places, thereby reducing attendance at our theme park.

(9) We are subject to foreign exchange risk and could incur additional expenses if the yen weakens against foreign currencies

Although all of our revenue is yen-denominated, some of our expenses, such as capital expenditures incurred in connection with developing new attractions and certain costs for existing attractions, licensing fees, merchandise and services, are denominated in foreign currencies, primarily U.S. dollars. A portion of this exposure is not hedged and, accordingly, if the yen weakens against the dollar or other currencies in which we have obligations, our expenses will increase.

6. We compete with numerous entertainment alternatives

Our theme park competes with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, sports attractions and international and domestic vacation travel. We also compete with annual and seasonal events held in Japan and elsewhere in Asia, such as the World Expo held in Aichi, Japan from March through September 2005. The principal competitive factors of a theme park include location, price, scale, ease of access, the uniqueness and perceived quality of the attractions, the attractiveness of themed environments, entertainment and street characters and other themed elements, the atmosphere and cleanliness of the park and the quality of its food, entertainment, and adjacent facilities, including hotels.

Although there are numerous theme, water and amusement parks in the Kansai area, there are currently no parks in the Kansai area with a scale as large as ours. If a large-scale park were to open in that area, we would face increasing competition for customers. We also compete with other sightseeing destinations in the Kansai area, such as the historical cities of Kyoto and Nara.

In addition to competition in Kansai area, we face competition in attracting visitors from Tokyo and other parts of eastern Japan, from Tokyo Disney Resort™, in particular.

We compete with other attractions in Asia for overseas visitors. There have been recent increases in theme park, resort and casino developments in other parts of Asia, such as Hong Kong Disneyland®, which opened in September 2005. It was also recently announced that two Asian-based companies will be constructing a Universal Studios theme park in Singapore under license from NBC Universal, Inc., which is expected to open in 2010. Furthermore, NBC Universal has entered into an option agreement with a company in South Korea pursuant to which that company has been given an exclusive right, for a limited period of time, to meet certain requirements, including securing funding and an appropriate site, that are necessary to develop a Universal Studios theme park in South Korea. These developments in the theme park, resort and casino industries outside Japan and the restrictions on our ability to market outside Japan, together with the relatively high cost of travel to and within Japan, present challenges to increasing our number of overseas visitors.

If public interest in the types of attractions we offer decreases in comparison to the types of attractions at other theme, water and amusement parks, or if there is a decrease in interest in theme, water and amusement parks in general as compared to other forms of entertainment, recreation and leisure activities, our business could be adversely affected.

7. Negative Impact due to Accidents of Another Park

An accident, injury or other problems with safety at another park could reduce our attendance by discouraging consumers from visiting amusement parks in general.

8. Risks Related to the Land

(1) We do not own the land on which our theme park is located, and we may not be able to continue to lease the land on favorable terms or at all

We do not own the land on which our theme park is located. We lease 33.6 hectares from six companies (Hitachi Zosen Corp., Sumitomo Corp., Sumitomo Metal Industries Ltd., West Japan Railway Co., Gas and Power Investment Co. and Nisshin Steel Co.) and 20.4 hectares from the City of Osaka. We paid an aggregate of ¥2,325 million in rent in the fiscal year ended March 31, 2006, for the land on which our theme park is located, ¥2,978 million in the fiscal year ended March 31, 2007, and ¥1,504 million in the interim term ended September 30, 2007. Changes to the terms of the leases could impair our operations,

and increases in the rents could have an adverse effect on our results of operations.

(2) The term of our leases with the city of Osaka

The term of our leases with the City of Osaka extends until 2027 and 2049. The rent under these leases is determined each year by agreement between us and the City of Osaka based on annually published official land prices. In previous years, we have paid a relatively low level of rent in part because the City of Osaka was our largest shareholder before August 2005 and invited Universal Studios to develop our theme park. Our rent to the City of Osaka increased in the fiscal year ended March 31, 2007 compared to the prior fiscal year, and we may have to pay higher rent in the future, which could adversely affect our results of operations.

(3) The terms of our leases with the six companies

The terms of our leases with the six companies extend until either 2021 or 2048. For the fiscal year ended March 31, 2006, we negotiated with these companies to pay rent levels lower than those called for under the terms of the leases. We negotiated and reached agreement with two companies to change the rent from the fiscal years ended March 31, 2007 to the year ending March 2010, and reached agreement with Nisshin Steel to change the rent for the fiscal year ended March 31, 2007and following years. The rent with the other three companies was reduced by arbitration concluded on September 1, 2006. Although rent with each of the six companies was lowered from those called for under the term of the leases, rent levels paid for the fiscal year ended March 31, 2007 and following years were raised from those paid for the previous year. If our rent increases in the fiscal year ending March 31, 2012 (2007 in case of Nisshin steel), it could have a material adverse effect on our results of operations.

(4) We could experience significant operational if the land on which our theme park is located becomes unstable

Our theme park is located near Osaka's waterfront, near the Port of Osaka. If the land on which our theme park is located were to sink, rise or otherwise become unstable, we could experience operational difficulties or incur significant remediation costs.

(5) We could experience incur significant expenses if the land on which our theme park is found to be contaminated

A portion of the land on which our theme park is located was used until 1989 for the disposal and storage of industrial waste. During the construction phase of our theme park, the soil and the water quality were inspected and environmental protection measures were taken to confirm the safety of theme park visitors and local residents. We recognize that it is safe to operate a theme park on the land.

However, If this land were to be found to be contaminated and caused damage to our theme park visitors or local residents, we could incur significant environmental clean-up costs and other environmental damage claims.

9. The attractiveness of our theme park is influenced by facilities adjacent to our theme park that we do not own or operate, and deterioration in the quality or appeal of these facilities may adversely affect our business

Our theme park is adjacent to Universal CityWalk Osaka™, a dining and shopping complex with approximately 30 restaurants and approximately 30 shops as well as four hotels and other visitor services. These facilities uses intellectual properties sublicensed by us, under the license agreements between our company and Universal Studios Inc. and Universal City Studios LLLP. for the operation of Universal CityWalk Osaka™ and hotels (except for Hotel Nikko Bayside). These facilities were constructed primarily to service our visitors. Together with our theme park, these facilities constitute a travel destination for many visitors. Any deterioration in the quality or appeal of the services they provide, or negative publicity concerning them, may reduce the attractiveness of our theme park as a travel destination and adversely affect our attendance. In addition, we could incur liabilities to third parties due to the use by these facilities of our trade name.

10. We may not be able to adequately maintain our right to use the intellectual property in the themed elements in our attractions that we license from parties other than subsidiaries of NBC Universal and our attractions may use technology that unintentionally infringes upon third parties' intellectual property rights

In addition to subsidiaries of NBC Universal we rely on a number of third parties that license us the right to use their intellectual property in themed elements in attractions, food and beverages and merchandise. Our continuous use of themed characters and elements, as well as our ability to introduce new themed characters and attractions, is dependent upon our ability to obtain and maintain intellectual property licenses granting us the rights to use those characters and elements. In addition, many of our attractions use technology protected by patent and other intellectual property rights owned by third parties, and some of our attractions may use technology that unintentionally infringes upon third parties' intellectual property rights.

Our failure to protect our existing intellectual property rights or our infringement of the intellectual property rights of third parties may result in our loss of those rights or require us to make significant additional payments to third parties for infringing their intellectual property rights. The loss of the right to use a particular themed element or technology would mean that we would not be able to operate the attractions that utilize the relevant element or technology. This may require us to re-theme those attractions or take the relevant attractions out of service, which could reduce interest in our theme park, particularly if one of our more popular attractions is involved, and could require significant capital expenditure. Even if we do not infringe the intellectual property rights of third parties, we could incur significant expenses defending against alleged infringements and could be required to temporarily cease operating an attraction while litigation is pending, which could reduce interest in our theme park. In addition, the loss of intellectual property rights we use in popular food and beverages or merchandise could adversely affect our results of operations.

11. We are subject to various regulations and, if we violate any of these regulations, our reputation or business could be adversely affected

Although there is currently no law specifically governing the operation of theme parks in Japan, we are subject to various laws and regulations, including the following:

- safety laws that set forth minimum safety standards of pyrotechnics storage and regulate procedural aspects concerning the usage of pyrotechnics and other hazardous materials used in our attractions;
- safety laws in connection with the prevention of fires and other accidents, which set forth installation criteria concerning firefighting equipment, boiler facilities, oiling facilities, high pressure gas facilities, electronic facilities and other equipment and facilities in our theme park;
- laws for land readjustment projects;
- construction codes
- food safety laws that regulate, in connection with the protection of public health, our food and beverage products, the examination procedures on our food and beverage products, standards for food containers, food labeling, food advertising and other sanitation matters at our theme park;
- consumer contracts law;
- personal information protection laws that regulate our use and control of personal information, including in connection with our annual pass holders and fan club members.

Some of these laws and regulations subject us to approval or other government licensing requirements. If we violate any of these laws or regulations, we could be subject to civil or criminal penalties, we could incur significant remediation costs, and our reputation or business could be adversely affected. For example, in 2003, we were sanctioned for using pyrotechnic materials in one of our attractions in a manner that did not conform to our permit to use those materials. We believe this incident had a negative effect on our reputation and any future safety issues could adversely impact our operations. In addition, we could incur additional costs of compliance due to changes in these laws or if Japan enacts a comprehensive law governing the operation of theme parks.

12. Lawsuit

If a lawsuit is filed in relation to the safety of our theme park or the use of intellectual property In the course of operating theme park, our business result, financial status, sales and marketing activity and social reputation could be adversely affected.

13. Risks related to Universal Group

(1) Outline of NBC Universal

We term Universal Studios Inc., Vivendi Universal Entertainment LLLP., Universal Studios Entertainment Japan Investment Company LLC., Universal Studios Recreation Japan Planning Services LLC., Universal City Studios LLLP. and Universal Studios Enterprise Japan Co. as "Universal Group".

Universal Studios Inc. is funded by NBC Universal, a media and entertainment company which develops, produces and markets entertainment, news and other contents.

Universal Parks and Resorts is theme park business division of Universal Studios Inc. and controls Universal Studios Hollywood in California and Universal Studios Florida in Orlando, Florida. We operate Universal Studios Japan under license from NBC Universal. Merger, acquisition or business transfer of NBC Universal could affect the use of intellectual properties licensed to us.

(2) We rely on our licensing agreements and other arrangements with subsidiaries of NBC Universal in the conduct of our operations, and any dispute with respect to, or termination of, these arrangements could have a material adverse effect on our business

On March 30, 1998, we entered Definitive Agreement with Universal Studios Inc., whose rights under the agreement were later transferred to Vivendi Universal Entertainment LLLP., regarding the operation of Universal Studios Japan. The definitive agreement was signed before the opening of our theme park and contained restrictive provisions for designing and construction procedures, management, organization and personnel structures, business development and annual budget control. These restrictions were revised and mitigated to better suite the current status of operation when Amended and Restated Definitive Agreement was signed on August 10, 2006. The definitive agreement is an important license agreement that provides foundation for our business of operating Universal Studios Japan, and any change in the terms and conditions of the agreement could have material impact on our business results.

Under the definitive agreement, Universal Studios Inc. and its subsidiaries may terminate the definitive agreement if any "Universal Competitor" acquires directly or indirectly more than 25% of our capital stock or voting rights for the purpose of changing or influencing the control of our company. "Universal Competitor" means The Walt Disney Company; Oriental Land Co., Ltd. (including Tokyo Disneyland and Tokyo Disney Sea); News Corporation (including 20th Century Fox); Sony Corporation; Time Warner, Inc.; CBS Corporation (including Paramount Parks); Viacom, Inc. (including Paramount Pictures and DreamWorks L.L.C.); DreamWorks Animation L.L.C.; Metro-Goldwyn-Mayer, Inc.; Six Flags, Inc.; Anheuser-Busch Companies; Cedar Fair, L.P.; The Tussauds Group; Palace Entertainment; Merlin Entertainments Group (including the Legoland parks); Samsung Everland Co., Ltd.; Lotte Group; Yokohama Hakkeijima Sea Paradise; Ocean Park Corporation (Hong Kong); Nagashima Kanko Kaihatsu Co., Ltd. (Nagashima Spa Land); any successors to affiliate of any Entertainment Business of any of the foregoing. This provision is not meant to be a countermeasure to hostile merger and acquisition but can have a substantial effect to prevent merger or acquisition by a competitor. These subsidiaries may also terminate the definitive agreement if our company lost right to occupy part of the land to operate our theme park and incur significant adverse effect on operation. Such termination could have significant adverse effect on our business.

(3) Transactions

Based on the Amended and Restated Definitive Agreement (or Definitive Agreement prior to August 9, 2006), we pay a certain percentage of our sales to Universal Group companies as royalty. The royalty is determined based on royalty the Universal Groups receive from their other licensed theme parks. Other transactions with Universal Group company include fee for construction of new facilities, various researches and legal support fees, operation fee and compensation for seconded employees, amounts of which are as shown below.

(Million yen)

Company name / Transaction Detail	Transaction Amount FY2002	FY2003	FY2004	FY2005	FY2006
Universal City Studios LLLP.					
Royalty	5,817	5,430	5,323	5,172	5,485
Legal support fee	11	8	27	145	3
Universal Studios Recreation Japan Planning Services LLC.					
Fee for construction of new facility	5,548	3,666	–	142	385
Operation fee	291	215	173	68	21
Settlement of fee for seconded employees	506	314	296	235	56
Universal Studios Recreation Japan Supervision LLC.					
Fee for construction of new facility	208	768	–	–	–
Operation fee	43	90	33	–	–
Settlement of fee for seconded employees	93	89	56	–	–
Universal Studios Enterprise Japan LLC.					
Settlement of fee for seconded employees	–	–	19	79	15

Consumption tax is not included in these figures.

14. Risks Related to Shareholders

(1) The City of Osaka

The City of Osaka played a primary role in inviting Universal Studios Japan to Osaka with the expectation that the park will be a key facility as the city aimed at developing as an international tourism city. With this background, our company has transactions with the city including land lease, equity participation and loan of fund for attraction and other facility investment. As of September 30, 2007, the City of Osaka holds 9.26% of our outstanding common shares (dilution due to stock option not reflected).

We have loan from the City and Osaka City Development Corp. and borrow land from the City, transaction amounts of which are as shown below. The borrowing from Osaka City Development Corp. was transferred to Nomura Capital Investment Co. on June 29, 2007.

(Million yen)

Company name / Transaction Detail	FY2002		FY2003		FY2004		FY2005		FY2006	
	amount	Ending balance	amount	Ending balance	amount	Ending balance	amount	Ending balance	amount	Ending balance
The City of Osaka										
Borrowing of construction fund	–	10,000	3,000	13,000	3,000	16,000	–	16,000	–	16,000
Payment of interest	266	–	329	–	344	344	393	–	356	–
Payment of land rent	712	–	712	–	712	712	712	–	950	–
Osaka City Development Corp.**										
Borrowing of operation fund	5,000	5,000	2,000	7,000	–	7,000	–	7,000	–	7,000
Payment of interest	34	–	101	34	141	176	135	–	139	–

* Consumption tax is not included in "amount" and is included in "Ending Balance".

** The City of Osaka owns 81.8% of shares of Osaka Development Corp.

(2) Goldman Sachs Group

Crane Holdings Ltd., a subsidiary of Goldman Sachs Group Inc., is the largest shareholder of our company as of September 30, 2007, holding 41.16% of our outstanding common shares (dilution due to stock option not reflected). As they hold more than 40% of the voting rights at our shareholders' meeting, if their change their policy for our company, it could have significant influence on our business.

①Relationship

Two out of our thirteen Directors (including four statutory auditors) concurrently serve for Goldman Sachs Group Inc. as of September 30, 2007. (Ankur Sahu concurrently serves Managing Director of Principal Investment Area, Goldman Sachs Group Inc. and Kenichiro Kagasa as Vice President of Principal Investment Area, Goldman Sachs Group Inc.)

②Transactions with Goldman Sachs Group

(Million yen)

Company name / Transaction Detail	FY2002		FY2003		FY2004		FY2005		FY2006	
	amount	Ending balance	amount	Ending balance	amount	Ending balance	amount	Ending balance	amount	Ending balance
Crane Holdings Ltd.										
Infusion of capital	–	–	–	–	–	–	20,000	–	–	–
Goldman Sachs Group Inc. *										
Borrowing of fund	–	–	–	–	–	–	–	–	14,000	–
Payment of refinance cost	–	–	–	–	16	5	418	–	177	–
Payment of interest	–	–	–	–	–	–	–	–	82	–
Goldman Sachs Credit Partners										
Borrowing of fund	–	–	–	–	–	–	2,975	–	–	–
Payment of interest	–	–	–	–	–	–	11	–	–	–

* Consumption tax is not included in "amount".

** Founded in October 2006 as a result of transfer of business.

(3) Development Bank of Japan

As of September 30, 2007, Development Bank of Japan holds 10.29% of our outstanding common shares through DBJ Value Up Fund (dilution due to stock option not reflected).

One out of our thirteen Directors (including four statutory auditors), Kazuhiro Takahashi, serves concurrently as General Manager, Planning Dept. for Investment Banking, Development Bank of Japan. Transaction between our company and DBJ as follows:

(Million yen)

Company name / Transaction Detail	FY2002		FY2003		FY2004		FY2005		FY2006	
	amount	Ending balance	amount	Ending balance	amount	Ending balance	amount	Ending balance	amount	Ending balance
Development Bank Of Japan										
Borrowing of fund	–	40,950	–	37,930	–	34,590	–	27,440	–	16,200
Payment of refinance cost	–	–	–	–	–	–	1,090	–	167	–
Payment of interest	1,020	455	936	418	846	375	650	253	494	152
DBJ Value Up Fund										
Infusion of capital	–	–	–	–	–	–	4,999	–	–	–

* Consumption tax is not included in "amount" and is included in "Ending Balance".

(4) Sales of stock by major shareholder

Sales of our stock held by the City of Osaka, Crane Holdings Ltd., DBJ Value Up Fund and any other major shareholder may adversely affect the market price of our common stock.

15. If we are unable to protect our customers' personal information, we could be exposed to data loss, litigation and liability, and our reputation could be significantly harmed

In connection with sales of annual passes and memberships in our fan club, we keep and manage personal information obtained from our customers. We have systems in place to control personal information of our customers by keeping access log and enhancing security systems. We also focus on improving internal control and internal rules, providing training for employees. Despite all these measures, there could be risk of customers' personal information leakage, and any such security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

16. You could incur dilution due to our director and employee stock option plans

We introduced director and employee stock option plans as an incentive for them a well as to drive their morale. The options are exercisable for a period of ten years from the date of grant. Holders of shares of our common stock will incur dilution in the net tangible book value of our common stock upon any exercise of these options.

17. Restrictions on Dividends

Our company's basic policy is to provide stable return to shareholders, focusing on the shareholders' value. We intends to determine payment of dividend according to the business results in each year and the future development of business, while maintaining internal reserve necessary for capital investment in new attractions and enhancement of financial standing, which leads to increasing the long-term shareholders' value.

When our company is to distribution retained earnings to shareholders, it will be paid twice a year as interim and year-end dividends. Based on the provision of Article 459-1 of Company Law, the Articles of Incorporation of USJ Co. stipulate that the Board of Directors may decide to distribute retained earnings.

Our syndicated loan agreement restricts payment of dividends if the conditions below are not met as of the date on which shareholders' meeting to approve the payment of the dividends is held;

- Borrower's account, capital investment account, debt service reserve account have amount of balance required for each account in full;
- No acceleration event or potential for it has occurred or will occur as a result of dividend payment.

2. Corporate Group Status

As of the end of September 2007, our company does not have parent company or subsidiary. Crane Holdings, Ltd., which is wholly owned by The Goldman Sachs Group Inc., holds 41.16% of our voting rights and is categorized as other related-party. We have no transaction with Crane Holdings.

Main business of our company is to operate Universal Studios Japan, a theme park, and other businesses directly related the theme park operation.

Universal Studios Japan is a theme park primarily based on Hollywood movies and characters, opened on March 31, 2001, in Konohana-ward of the City of Osaka. The park provides not only ride-type attraction experiences but also a variety of entertainments such as parades, shows and events.

Our revenue is generated from the four areas below:

1) Operating sales

All the revenue from theme park operation including sales of admission ticket and attraction priority access ticket and parking revenue. Merchandise and Food & Beverage sales are not included in Operating sales.

2) Merchandise sales

Merchandise sales generated primarily at retails stores in our theme park.

3) Food & Beverage sales

Food & Beverage sales generated at restaurants and food carts in our theme park

4) Other sales

Revenue other than the sakes generated in our theme park such as fees paid by our Corporate Marketing Partners.

Chart of business relations



Vivendi Universal Entertainment LLLP
and other Universal group companies*
License intellectual property relating to the planning, construction and operation of Universal Studios Japan.
Pay partnership fees
USJ Co., Ltd.
(theme park operation business)
Corporate Marketing Partners
Implement co-marketing measures
Provide services
Sell merchandise items and food/beverages
Consumers

* Vivendi Universal Entertainment LLLP and its subsidiaries; Universal Studios Entertainment Japan Investment Company LLC, Universal Studios Recreation Japan Planning Services LLC and Universal City Studios LLLP.

3. Management Policy

(1) Basic Policy of Company Management

The key in our management policy is to increase shareholders' value by maximizing our corporate value. To this end, we focus on growing in our profit in a sustainable, steady and efficient manner by fully utilizing our corporate capability.

The Vision of our company is "To become Asia's leading Entertainment & Leisure Company, providing our consumers with a level of Delight & Services exceeding all expectations." To materialize this vision, we constantly conduct consumer research in and outside of the park to understand guest needs and monitor effectiveness of each tactic, and the findings are reflected in the planning of new attractions and events and in the efforts to improve guest services. We will study potential new businesses for which our capability to offer world-class entertainment and quality guest services is best utilized as we aim at growth in the entertainment and leisure industry with a core of theme park operation.

Our mission is to increase corporate value and thus generate higher shareholders' value through turning the Vision into reality.

(2) Performance Measure

We use EBITDA as our performance measure. Because EBITDA is free from influence of past investment and associated financing, it is considered an effective performance measure for industries with large amount depreciation of initial investment and large capital investment such as theme park business.

We also adopt ROE and Debt/Equity Ratio as target measures to monitor shareholders' value generated from enhancing financial structure and improving profitability and capital efficiency.

Taking into consideration the influence posed on our shareholders and competitors, we refrain from disclosing specific figures for each of the performance measure.

(3) Mid- to Long-term Strategy

The Vision of our company is "To become Asia's leading Entertainment & Leisure Company, providing our consumers with a level of Delight & Services exceeding all expectations." In line with this Vision, we pursue opportunities including new businesses that maximize our shareholders' value by fully utilizing our capability to offer world-class entertainment and quality guest services.

(4) Issues Facing Our Company

The market of theme park and leisure industry is projected to shrink on a long-term basis due to the falling population of Japan with declining birthrate. However, medium-term leisure spending by consumers is expected to grow led by the steady domestic economy, and an increase in international tourists driven by government-sponsored campaign "Visit Japan" is expected to take place.

Our company copes with challenges in such circumstances by taking countermeasures described below in order to attain sustainable growth and increase value for shareholders.

①Sustain attendance increase and enhance foundation for business growth

In the industry with limited potential for market growth, our company aims at sustainable growth in attendance through penetrating target segments, introducing and enhancing attractions and events and implementing enhanced measures to drive visitors from both domestic and international markets. We will also enhance operational services to offer more and more enjoyable theme park experiences and focus on enhancing foundation for growth by improving repeater-oriented product development and guest services by employees.

②Establish high-profit structure and effective cash utilization

Our company will pursue its corporate strength, 'significant cash generating machine' and 'low cost operation', to attain higher efficiency in business. We will also seek best ways to utilize the cash from our business to realize high return from mid- to long-term investment and new business development or provide return to shareholders.

③Strengthen corporate governance and management skill

We view corporate governance as a crucial management responsibility to win public confidence as a corporate citizen. We pursue effective management by segregating execution from supervision and expediting decision-making process. Our company continues to strengthen compliance system through enhanced internal auditing and organizing Compliance Committee that reviews compliance with laws and regulations. In addition, our company keeps improving corporate management system to ensure transparent and sound management, fulfil accountability and fully spread the management philosophy among employees.

4. Interim Financial Statements

(1) Balance Sheets

(Million yen)

	As of September 30, 2006			As of September 30, 2007			Increase (Decrease)		As of March 31, 2007		
	Amount		% of Total	Amount		% of Total	Amount	%	Amount		% of Total
[Assets]											
I Current Assets											
1. Cash and deposits (*2)	13,014			22,970					21,920		
2. Accounts receivable, trade	1,240			1,394					2,066		
3. Inventories	2,148			2,224					1,821		
4. Other current assets	1,048			1,233					788		
Allowance for doubtful accounts	(1)			(1)					(1)		
Total Current Assets		17,450	14.2		27,821	22.1	10,371	59.4		26,594	20.5
II Fixed Assets											
1. Tangible fixed assets (*1)											
(1) Buildings (*2)	53,938			52,152					53,639		
(2) Structures (*2)	18,886			17,936					18,632		
(3) Machinery and equipment (*2)	23,266			20,206					23,366		
(4) Other tangible fixed assets (*2)	6,880			4,825					5,162		
Total Tangible Fixed Assets	102,972			95,120			(7,851)	(7.6)	100,800		
2. Intangible fixed assets	562			1,300			737	131.2	469		
3. Investments and other assets	2,166			1,887			(279)	(12.9)	2,062		
Total Fixed Assets		105,701	85.8		98,308	77.9	(7,392)	(7.0)		103,332	79.5
III Deferred Assets		15	0.0		5	0.0	(10)	(66.7)		10	0.0
Total Assets		123,167	100.0		126,135	100.0	2,968	2.4		129,937	100.0

	As of September 30,2006			As of September 30, 2007			Increase (Decrease)		As of March 31, 2007		
	Amount		% of Total	Amount		% of Total	Amount	%	Amount		% of Total
[Liabilities]											
I Current Liabilities											
1. Accounts payable, trade	1,012			852					1,068		
2. Current portion of long-term debt (*2)	1,750			3,500					3,500		
3. Advances from customers	10,185			8,769					13,766		
4. Allowance for bonuses	422			452					674		
5. Allowance for directors' bonuses	–			12					87		
6. Other current liabilities (*4)	6,324			5,749					6,558		
Total Current Liabilities		19,694	16.0		19,335	15.3	(359)	(1.8)		25,656	19.7
II Long-term Liabilities											
1. Long-term debt (*2)	70,650			57,150					58,900		
2. Reserve for retirement benefits	741			832					784		
3. Other long-term liabilities	2,007			761					1,600		
Total Long-term Liabilities		73,398	59.6		58,744	46.6	(14,654)	(20.0)		61,285	47.2
Total Liabilities		93,093	75.6		78,080	61.9	(15,013)	(16.1)		86,941	66.9
[Net Assets]											
I Shareholders' Equity											
1. Capital Stock		25,674	20.9		31,122	24.7	5,447	21.2		30,938	23.8
2. Capital Surplus											
(1) Capital reserve	–			5,447					5,263		
(2) Other capital surplus	3,000			3,000					3,000		
Total Capital Surplus		3,000	2.4		8,447	6.7	5,447	181.6		8,263	6.4
3. Retained Earnings											
(1) Other retained earnings											
Carried forward retained earnings	1,398			8,478					3,793		
Total Retained Earnings		1,398	1.1		8,478	6.7	7,079	506.1		3,793	2.9
Total Shareholders' Equity		30,073	24.4		48,049	38.1	17,975	59.8		42,995	33.1
II Stock Acquisition Rights		–	–		6	0.0	6	–		–	–
Total Net Assets		30,073	24.4		48,055	38.1	17,981	59.8		42,995	33.1
Total Liabilities and Net Assets		123,167	100.0		126,135	100.0	2,968	2.4		129,937	100.0

(2) Statements of Income

(Million yen)

	From April 1,2006 to September 30, 2006		From April 1,2007 to September 30, 2007		Increase (Decrease)		From April 1, 2006 to March 31, 2007	
	Amount	% of Total	Amount	% of Total	Amount	%	Amount	% of Total
I Sales	35,297	100.0	37,175	100.0	1,878	5.3	72,062	100.0
II Cost of Sales	27,355	77.5	27,020	72.7	(335)	(1.2)	55,151	76.5
Gross Profit	7,941	22.5	10,155	27.3	2,213	27.9	16,911	23.5
III Selling, General and Administrative Expenses	4,640	13.1	5,014	13.5	373	8.0	9,627	13.4
Operating Income	3,300	9.4	5,141	13.8	1,840	55.8	7,283	10.1
IV Non-operating Income (*1)	425	1.2	518	1.4	92	21.7	818	1.1
V Non-operating Expenses (*2)	1,338	3.8	961	2.6	(376)	(28.2)	2,828	3.9
Ordinary Income	2,387	6.8	4,697	12.6	2,310	96.8	5,273	7.3
VI Extraordinary Loss (*3)	985	2.8	9	0.0	(975)	(99.0)	1,473	2.0
Net Income Before Income Taxes	1,401	4.0	4,687	12.6	3,286	234.4	3,799	5.3
Income Taxes	2	0.0	2	0.0	–	–	5	0.0
Net Income	1,398	4.0	4,685	12.6	3,286	234.9	3,793	5.3

(3) Statements of Changes in Net Assets

Interim of FY2006 (From April 1, 2006 to September 30, 2006) (Million yen)

	Shareholders' Equity					Total Net Assets
	Capital Stock	Capital Surplus		Retained Earnings	Total Shareholders' Equity	
		Capital Reserve	Other Capital Surplus	Other Retained Earnings / Carried Forward Retained Earnings		
Balance as of March 31, 2006	52,500	12,500	–	(36,325)	28,674	28,674
Changes during the interim period						
Decrease in capital stock resolved at the extraordinary shareholders' meeting held in September 2006	(26,825)		3,000	23,825	–	–
Decrease in capital surplus resolved at the extraordinary shareholders' meeting held in September 2006		(12,500)		12,500	–	–
Net Income				1,398	1,398	1,398
Total amount of changes during the interim period	(26,825)	(12,500)	3,000	37,724	1,398	1,398
Balance as of September 30, 2006	25,674	–	3,000	1,398	30,073	30,073

Interim of FY2007 (From April 1, 2007 to September 30, 2007) (Million yen)

	Shareholders' Equity					Stock acquisition rights	Total Net Assets
	Capital Stock	Capital Surplus		Retained Earnings	Total Shareholders' Equity		
		Capital Reserve	Other Capital Surplus	Other Retained Earnings / Carried Forward Retained Earnings			
Balance as of March 31, 2007	30,938	5,263	3,000	3,793	42,995	–	42,995
Changes during the interim period							
Issuance of new stocks	184	184			368		368
Net Income				4,685	4,685		4,685
Changes other than shareholders' equity (Net)					–	6	6
Total amount of changes during the interim period	184	184	–	4,685	5,053	6	5,059
Balance as of September 30, 2007	31,122	5,447	3,000	8,478	48,049	6	48,055

The previous fiscal year(From April 1,2006 to March 31, 2007) (Million yen)

	Shareholders' Equity					Total Net Assets
	Capital Stock	Capital Surplus		Retained Earnings	Total Shareholders' Equity	
		Capital Reserve	Other Capital Surplus	Other Retained Earnings Carried Forward Retained Earnings		
Balance as of March 31, 2006	52,500	12,500	–	(36,325)	28,674	28,674
Changes during the year ended March 31, 2007						
Decrease in capital stock resolved at the extraordinary shareholders' meeting held in September 2006	(26,825)		3,000	23,825	–	–
Decrease in capital surplus resolved at the extraordinary shareholders' meeting held in September 2007		(12,500)		12,500	–	–
Issuance of new stocks	5,263	5,263			10,527	10,527
Net Income				3,793	3,793	3,793
Total amount changes during the year ended March 31, 2007	(21,561)	(7,236)	3,000	40,119	14,320	14,320
Balance as of March 31, 2007	30,938	5,263	3,000	3,793	42,995	42,995

(4) Statements of Cash Flows (Million yen)

	From April 1,2006 to September 30, 2006 Amount	From April 1,2007 to September 30, 2007 Amount	Increase (Decrease) Amount	From April 1,2006 to March 31, 2007 Amount
I Cash flows from operating activities				
Net income before income taxes	1,401	4,687		3,799
Depreciation and amortization expenses	6, 980	6,692		13,686
Other amortization expenses	161	163		326
Increase (decrease) in allowance for bonuses	(134)	(221)		117
Increase (decrease) in allowance for directors' bonuses	—	(75)		87
Interest and dividend income	(6)	(40)		(15)
Interest expenses	1,280	915		2,302
New stocks issuance-related costs	—	—		331
Gain on revaluation of derivatives	(216)	(204)		(448)
Foreign exchange gain, net	(86)	(77)		(233)
Loss on disposal of fixed assets	342	9		706
Refinancing costs	641	—		653
Decrease (Increase) in accounts receivable, trade	603	671		(221)
Decrease (Increase) in inventories	(222)	(402)		104
Increase (Decrease) in accounts payable, trade	(44)	(216)		11
Decrease in accounts payable, other	(1,225)	(1,004)		(360)
Decrease in advances from customers	(4,223)	(4,997)		(641)
Others	513	(411)		240
Subtotal	5,766	5,488	(278)	20,447
Interest and dividends received	7	29		15
Interest paid	(1,593)	(491)		(2,760)
Income taxes paid	(5)	(5)		(5)
Net cash provided by operating activities	4,174	5,020	845	17,696
II Cash flows from investing activities				
Deposits into term deposit accounts	(5,667)	(2,263)		(5,667)
Withdrawals from term deposits	5,667	—		5,667
Payments of acquisition of tangible fixed assets	(2,160)	(1,197)		(6,991)
Payments of acquisition of intangible fixed assets	(20)	(800)		(47)
Others	34	(21)		27
Net cash used in investing activities	(2,147)	(4,282)	(2,135)	(7,010)

	From April 1,2006 to September 30,2006	From April 1,2007 to September 30,2007	Increase (Decrease)	From April 1,2006 to to March 31, 2007
	Amount	Amount	Amount	Amount
Ⅲ Cash flows from financing activities				
Proceeds from long-term debt	49,400	–		49,400
Repayment of long-term debt	(64,600)	(1,750)		(74,600)
Payment of refinancing costs	(615)	–		(653)
Proceeds from new stocks issuance	–	336		10,490
Payment of new stocks issuance related-costs	–	(314)		(16)
Repayment of capital lease obligations	(378)	(295)		(709)
Others	(38)	(4)		(43)
Net cash used in financing activities	(16,232)	(2,027)	14,204	(16,131)
Ⅳ Effect of exchange rate changes on cash and cash equivalents	86	77	(9)	234
Ⅴ Net decrease in cash and cash equivalents	(14,117)	(1,212)	12,905	(5,211)
Ⅵ Cash and cash equivalents at beginning of period	27,131	21,920	(5,211)	27,131
Ⅶ Cash and cash equivalents at end of period (*)	13,014	20,707	7,693	21,920

(5) Notes

Significant Accounting Principle and Policies for Preparation of Interim Financial Statements

1. Assets Valuation Standard and Methods

(1) Securities

Securities with no available fair market value included in investments and other assets are stated at moving-average cost.

(2) Derivatives

Fair value

(3) Inventories

Merchandise, raw materials and supplies are stated at moving-average cost.

2. Method for Depreciation and Amortization of Fixed Assets

(1) Tangible fixed assets

Depreciation is computed by the straight-line method. Estimated useful lives of major assets are as follows:

Buildings	3 - 50 years
Structures	7 - 60 years
Machinery and equipment	5 - 17 years

Finance leases, including those leases under which ownership of the leased asset is not considered to be transferred to the lessee, are capitalized. Depreciation is computed under the straight-line method with no salvage value over the lease period.

[Changes in Accounting Policy]

From this fiscal year, for tangible fixed assets that are acquired after April 1, 2007 the Company uses the depreciation method stipulated by the new corporation tax law. However the impact on operating income, ordinary income and net income before income taxes is minor.

[Additional Information]

The Company has been depreciating tangible fixed assets until allowable limit. From this fiscal year, the Company is depreciating the difference between memorandum value and allowable limit equally over 5 years for those that were acquired before March 31, 2007 with book value equaling allowable limit.
With this change, the operating income, ordinary income and net income before income taxes decreased by 58 million yen each.

(2) Intangible fixed assets

Amortization of intangible fixed assets is computed by the straight-line method. Amortization of software for internal use is computed by the straight-line method over the estimated useful life of five years.

3. Accounting for Allowances

(1) Allowance for doubtful accounts

Allowance for doubtful accounts is provided at an estimated amount based on the actual ratio of bad debts in the past and the estimated uncorrectible amount on known bad debts.

(2) Allowance for bonuses

Bonuses payable to employees are accrued at an estimated amount.

(3) Allowance for directors' bonuses

Bonuses payable to directors are accrued at an estimated amount.

(4) Reserve for retirement benefits

The Company provides reserve for employees' retirement benefits at the balance sheet date based on the estimated amount of projected benefit obligation.
Net actuarial gains or losses are charged to earnings as incurred.

4. Accounting for Leases

Finance leases, including those leases under which ownership of the leased asset is not considered to be transferred to the lessee, are capitalized.

5. Hedge Accounting

(1) Method of hedge accounting
Deferred hedge accounting

(2) Hedging instruments and hedged items
Hedging instruments: Forward foreign currency, coupon swap contracts and interest rate swap contracts
Hedged items: Foreign currency payables including future transactions and interest on loans payable

(3) Hedging policies
The Company utilizes the hedging instruments to manage future risks of fluctuations in interest rates and foreign exchange rates in accordance with internal management regulations. The Company does not use such transactions for the purpose of speculation.

(4) Evaluation method of hedge effectiveness
The Company evaluates hedge effectiveness by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.
No financial derivatives were applied to hedge accounting for the period disclosed.

6. Cash and Cash Equivalents

In preparing the interim statements of Cash Flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

7. Other

Consumption taxes are excluded from revenues and expenses.

Changes in Significant Accounting Principles and Policies for Preparation of Interim Financial Statements

(1) Accounting for Deferred Assets

Interim period of fiscal 2007

Not applicable

Fiscal period of 2006

In the year ended March 31, 2007, the Company adopted practical solution on accounting for deferred assets (Practical Solutions Report No.19, issued by the Accounting Standards Board of Japan on August 11, 2006). The Company changed amortization method of stock issue cost. Stock issue cost incurred for the prior years was amortized uniformly over three years. However, stock issue cost incurred for the fiscal year ended March 31, 2007 was expensed in a lump. As a result of adoption of this new accounting standard, ordinary income and net income before income taxes decreased by 46 million yen each.

Interim period of fiscal 2006

This change had no impact on net income or net assets.

(2) Presentation of Net Assets in the Balance Sheet

Interim period of fiscal 2007

Not applicable

Fiscal period of 2006

In the year ended March 31, 2007, the Company adopted the new accounting standard for presentation of net assets in the balance sheet (Corporate Accounting Standard No.5, issued by the Accounting Standards Board of Japan on December 9, 2005) and the implementation guidance of accounting standards for presentation of net assets in the balance sheet (the Financial Accounting Implementation Guidance No.8, issued by the Accounting Standards Board of Japan on December 9, 2005). The amount equivalent to the total sum of conventional equity section of balance sheet is 42,995 million yen.

Interim period of fiscal 2006

The amount equivalent to the total sum of conventional equity section of balance sheet is 30,073 million yen.

(3) Accounting for Stock Options

Interim period of fiscal 2007

Not applicable

Fiscal period of 2006

In the year ended March 31, 2007, the Company adopted the new accounting standard for stock options (Corporate Accounting Standard No.8, issued by the Accounting Standards Board of Japan on December 27, 2005) and the implementation guidance for the accounting standards for stock options (the Financial Accounting Implementation Guidance No.11, issued by the Accounting Standards Board of Japan with amendment on May 31. 2006). This change had no impact on net income or net assets.

Interim period of fiscal 2006

This change had no impact on net income or net assets

Notes to Interim Balance Sheets

(Million yen)

	As of September 30 2006	As of September 30 2007	As of March 31 2007
*1. Accumulated depreciation			
Tangible fixed assets	77,874	89,541	82,961
*2. Pledged assets and secured liability			
(1) Pledged assets			
Cash and deposits	2,451	4,526	4,076
Buildings	53,938	52,152	53,639
Structures	18,886	17,936	18,632
Machinery and equipment	22,753	19,799	22,908
Other tangible fixed assets	4,121	3,155	3,686
Total	102,150	97,570	102,942
Of the above, assets pledged to mortgage on Sightseeing Facility Foundation			
Buildings	53,938	52,152	53,639
(2) Secured liabilities			
Current portion of long-term debt	1,750	3,500	3,500
Long-term debt	47,650	34,150	35,900
Total	49,400	37,650	39,400
3. Commitment line contracts			
The Company maintains committed line contract to allow an efficient capital procurement. The balance of unused credit lines under these contracts at the end of interim period was follows:			
Total commitments	5,000	5,000	5,000
Commitments used	—	—	—
Commitments unused	5,000	5,000	5,000

*4. Consumption tax

Consumption taxes paid and Consumption taxes received are balanced out, and are presented included in Other current liabilities of Current Liabilities for the interim term of 2006 and 2007.

Notes to Statements of Income

(Million yen)

	From April 1, 2006 to September 30, 2006	From April 1, 2007 to September 30, 2007	From April 1, 2006 to March 31, 2007
*1. Non-operating income			
Foreign exchange gain, net	111	–	210
Gain on revaluation of derivatives	216	204	448
Refund of development costs (*Note)	–	147	–
*2. Non-operating expense			
Interest expense	1,280	915	2,302
New stocks issuance-related costs	–	–	331
*3. Extraordinary Loss			
Refinancing costs (*)	641	–	653
Loss on disposal of fixed assets (**)	344	9	819

(*) Refinancing costs

Refinance related expenses are expenses for refinancing loans payable that was implemented as a measure to reform the financial structure. Details are as follows:

	From April 1, 2006 to September 30, 2006	From April 1, 2007 to September 30, 2007	From April 1, 2006 to March 31, 2007
Arrangement fee for the syndicated loan	504		504
Commission charge for the syndicated loan	54	–	54
Attorney fees etc.	83		94
Total	641	–	653

(**) Loss on disposal of fixed assets

	From April 1, 2006 to September 30, 2006	From April 1, 2007 to September 30, 2007	From April 1, 2006 to March 31, 2007
Buildings	192	–	223
Structures	34	0	111
Machine and equipment	92	2	409
Other tangible fixed assets	17	2	66
Intangible fixed assets	7	4	7
Total	344	9	819
4. Depreciation and Amortization			
Tangible fixed assets	6,841	6,604	13,427
Intangible fixed assets	138	88	259

(*Note) Under the licensing agreement with Universal, development costs for attractions of the Company are refunded when other Universal Tourist Attractions install those attractions.

Notes to Statements of Changes in Net Assets

Interim period (From April 1 to September 30, 2006)

1. Type and total number of common stock and treasury stock (1 unit: thousand shares)

	Number of shares as of March 31, 2006	Increase during interim period (From April 1, 2006 to September 30, 2006)	Decrease during interim period (From April 1, 2006 to September 30, 2006)	Number of shares as of September 30 2006
Outstanding stock				
Common stock	1,541	–	–	1,541
Class A Preferred stock	185	–	–	185
Total	1,726	–	–	1,726
Treasury stock				
Common stock	–	–	–	–
Class A Preferred stock	–	–	–	–
Total	–	–	–	–

2. Stock acquisition rights and Treasury stock acquisition

Details of Stock acquisition rights	Class of shares subject to new stock acquisition rights	Number of shares subject to new stock acquisition rights				Amount of stock acquisition rights as of September 30,2006 (Million yen)
		Number of shares outstanding at end of previous fiscal year	Increase in number of shares outstanding during interim period	Decrease in number of shares outstanding during interim period	Number of shares outstanding at end of interim period	
Stock acquisition rights as Stock option (the Board of directors' meeting held on June 28,2006)	–					–
Total	–					–

3. Dividend

Not applicable

Interim period (From April 1,2007 to September 30, 2007)

1. Type and total number of common stock and treasury stock (1 unit: thousand shares)

	Number of shares as of March 31 2007	Increase during interim period (From April 1, 2007 to September 30, 2007)	Decrease during interim period (From April 1, 2007 to September 30, 2007)	Number of shares as of September 30, 2007
Outstanding stock				
Common stock	2,143	16	–	2,159
Total	2,143	16	–	2,159
Treasury stock				
Common stock	–	–	–	–
Total	–	–	–	–

Note: 16 thousand shares of common stock were issued as a result of exercise of new stock acquisition rights.

2. Stock acquisition rights and Treasury stock acquisition

Details of Stock acquisition rights	Class of shares subject to new stock acquisition rights	Number of shares subject to new stock acquisition rights				Amount of stock acquisition rights as of September 30,2007 (Million yen)
		Number of shares outstanding at end of previous fiscal year	Increase in number of shares outstanding during interim period	Decrease in number of shares outstanding during interim period	Number of shares outstanding at end of interim period	
Stock acquisition rights as Stock option A (the Board of directors' meeting held on June 28,2006)	–					–
Stock acquisition rights as Stock option B (the Board of directors' meeting held on July 14,2006)	–					–
Stock acquisition rights as Stock option C (the Board of directors' meeting held on August 7,2007)	–					2
Stock acquisition rights as Stock option D (the Board of directors' meeting held on August 7,2007)	–					3
Total	–					6

3. Dividend

(1) Amount of dividend payment

Not applicable

(2) Dividends with a record date within this interim period while effective date of the dividends is subsequent to the end of this interim period.

(Resolve)	Class of shares	Total amount of dividend (Million yen)	Resource of dividend	Dividend per share(Yen)	Record date	Effective date
Board of directors' meeting held on November 8 2007	Common stock	1,619	Retained Earnings	750	September 30, 2007	December 4, 2007

Previous Fiscal Year (From April 1,2006 to March 31, 2007)

1. Type and total number of common stock and treasury stock (1 unit: thousand shares)

	Number of shares as of March 31, 2006	Increase during fiscal period (From April 1, 2006 to March 31, 2006)	Decrease during fiscal period (From April 1, 2006 to March 31, 2007)	Number of shares as of March 31, 2007
Outstanding stock				
Common stock (*)	1,541	602	–	2,143
Class A Preferred stock (**)	185	–	185	–
Total	1,726	602	185	2,143
Treasury stock				
Class A Preferred stock (***)	–	185	185	–
Total	–	185	185	–

(*) 370 thousand shares of common stock were issued in return for the exercises of the rights to demand acquisition of common stock, which were vested in Class A Preferred stock.

(*) 230 thousand shares of common stock were issued through public offering with its payment due on March 15, 2007.

(*) 2 thousand shares of common stock were issued as a result of the exercise of new stock acquisition rights

(**) Treasury stock of class A Preferred stock increased by 185 thousand shares as a result of the exercises of the rights to demand acquisition of common stock which were vested in class A preferred stock.

(***) 185 thousand shares of treasury stock of class A Preferred stock were retired.

2. Stock acquisition rights and Treasury stock acquisition

Details of Stock acquisition rights	Class of shares subject to new stock acquisition rights	Number of shares subject to new stock acquisition rights				Amount of stock acquisition rights as of March 31,2007 (Million yen)
		Number of shares outstanding at end of previous fiscal year	Increase in number of shares outstanding during fiscal year	Decrease in number of shares outstanding during fiscal year	Number of shares outstanding at end of fiscal year	
Stock acquisition rights as Stock option (the Board of directors' meeting held on June 28,2006)	–					–
Total	–					–

3. Dividend

Not applicable

Notes to Interim Statements of Cash Flows

Relationship of the ending balance of cash and cash equivalents and the category names used in the Interim Balance Sheets

(Million yen)

	From April 1 to September 30 2006	From April 1 to September 30 2007	From April 1 2006 to March 31, 2007
Cash and deposits	13,014	22,970	21,920
(Term deposits with maturities over three months)	—	(2,263)	—
Cash and cash equivalents	13,014	20,707	21,920

Operating Leases

Lease obligations under operating leases were as follows:

(Million yen)

	From April 1 To September 30 2006	From April 1 To September 30 2007	From April 1 2006 to March 31, 2007
Future minimum payments			
Payments due within one year	8	7	8
Payments due after one year	2	10	0
Total	11	17	8

Securities

Book values of securities without available fair market values as of the end of interim period of 2006, 2007 and previous fiscal year.

(Million yen)

	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Securities			
Non-listed equity securities	2	3	3

Derivative transaction

(1) Currency related (Million yen)

	Interim period of fiscal 2006			Interim period of fiscal 2007			Fiscal 2006		
	Contract or notional amount	Fair Value	Net recognized gain (loss)	Contract or notional amount	Fair Value	Net recognized gain (loss)	Contract or notional amount	Fair Value	Net recognized gain (loss)
Forward exchange contracts Selling SFR	–	–	–	–	–	–	49	(2)	(2)
Buying USD	1,819	107	107	1,747	27	27	1,026	61	61
SFR	579	25	25	–	–	–	48	3	3
Sub total	2,398	132	132	1,747	27	27	1,123	62	62
Coupon swap contracts Receiving USD Paying JPY	2,085	96	96	1,633	89	89	1,859	113	113
Sub total	2,085	96	96	1,633	89	89	1,859	113	113
Total	4,484	228	228	3,381	117	117	2,983	176	176

(Note) Fair value is assessed by financial institution

(2) Interest rate related (Million yen)

	Interim period of fiscal 2006			Interim period of fiscal 2007			Fiscal 2006		
	Contract or notional amount	Fair Value	Net recognized gain (loss)	Contract or notional amount	Fair Value	Net recognized gain (loss)	Contract or notional amount	Fair Value	Net recognized gain (loss)
Interest rate swap contracts Receiving floating-rate Paying fixed-rate	24,000	(771)	(771)	24,000	(334)	(334)	24,000	(539)	(539)
Total	24,000	(771)	(771)	24,000	(334)	(334)	24,000	(539)	(539)

(Note) Fair value is assessed by financial institution.

Stock Options

Interim period of fiscal 2006(For the six-month period ended September 30, 2006)

Summary of stock options granted during this period

Class of shares	Stock option A
The date of Board of directors' meeting	June 28, 2006
Number and type of Grantee	The Company's directors 2
Number of shares granted	Common stock 57,033 shares
The date of grant	June 28, 2006
Condition of exercise	Not applicable
Requisite service period	Not applicable
Exercise period	June 28, 2006 through June 28, 2016
Exercise price (Yen)	22,500
Fair value of the new stock acquisition rights at the grant date (Yen)	—

Class of shares	Stock option B
The date of Board of directors' meeting	July 14, 2006
Number and type of Grantee	The Company's directors 4 Employees 742
Number of shares granted	Common stock 27,962 shares
The date of grant	July 18, 2006
Condition of exercise	There are no vesting terms to the right. As a general rule, Grantees of the Company losing its status as directors or employees of the Company cannot exercise the right. Other details are specified in the "Agreement regarding allocation of stock acquisition rights" concluded between the Company and the Grantees.
Requisite service period	Not applicable
Exercise period	July 18, 2006 through July 18, 2016
Exercise price (Yen)	22,500
Fair value of the new stock acquisition rights at the grant date (Yen)	—

Interim period of fiscal 2007 (For the six-month period ended September 30, 2007)

1. Expenses related to stock options for interim period of 2007

. Cost of sales 2 Million yen

Selling, General and administrative Expense 3 Million yen

2. Summary of Stock options

Class of shares	Stock option C
The date of Board of directors' meeting	August 7, 2007
Number and type of Grantee	The Company's director 4 Employees 5
Number of shares granted	Common Stock 589 shares
The date of grant	August 7, 2007
Condition of exercise	A Grantee of new stock acquisition rights ("Grantee") should be in a position as a director or as an employee of the Company ("Position") 3 years from the day after the allotment date. New stock acquisition rights would be exercisable in proportion to the achievement ratio if the Grantee could achieve the profit target, which set forth separately by the Company on the vesting date. And even if the Grantee loses its Position before the vesting date, with approval of the Board of Directors, new stock acquisition rights would be exercisable in proportion to the degree of contribution (determined by the Board of Directors) made by the Grantee until the day Grantee loses its Position.
Requisite service period	August 7, 2007 through August 7, 2010
Exercise period	August 7, 2010 through August 6, 2017 Even if the Grantee loses its Position before the vesting date, with approval of the Board of Directors new stock acquisition rights would be exercisable only after the vesting date and within the period determined by the Board of Directors. And in the event that the Grantee loses its Position after the vesting date, new stock acquisition rights would be exercisable for 5 years from the day the Grantee loses its Position and within the limits of the exercise period above.
Exercise price (Yen)	1
Fair value of the new stock acquisition rights at the grant date (Yen)	69,319

Class of shares	Stock option D
The date of Board of directors' meeting	August 7, 2007
Number and type of Grantee	Employees 39
Number of shares granted	Common Stock 1,084 shares
The date of grant	August 7, 2007
Condition of exercise	Grantee should be in a Position 3 years from the day after the allotment date. Half (1/2) of the new stock acquisition rights, fractions of less 1 share arising out of the adjustments shall be rounded up, would be exercisable in proportion to the achievement ratio if the Grantee could achieve the profit target, which set forth separately by the Company on the vesting date. And even if the Grantee loses its Position before the vesting date, with approval of the Board of Directors, new stock acquisition rights would be exercisable in proportion to the degree of contribution, determined by the Board of Directors, made by the Grantee until the day Grantee loses its Position.
Requisite service period	August 7, 2007 through August 7, 2010
Exercise period	August 7, 2010 through August 6, 2017 Even if the Grantee loses its position before the vesting date, with approval of the Board of Directors, new stock acquisition rights would be exercisable only after the vesting date and within the period determined by Board of Directors. And in the event that the Grantee loses its Position after the vesting date, new stock acquisition rights would be exercisable only within 5 years (within the limits of the exercise period above) from the day the Grantee loses its position.
Exercise price (Yen)	1
Fair value of the new stock acquisition rights at the grant date (Yen)	69,319

Fiscal year of 2006 (From April 1, 2006 to March 31, 2007)

Summary of stock options granted during this period

Class of shares	Stock option A
The date of Board of directors' meeting	June 28, 2006
Number and type of Grantee	The Company's director 2
Number of shares granted	Common stock 57,033 shares
The date of grant	June 28, 2006
Condition of exercise	Not applicable
Requisite service period	Not applicable
Exercise period	June 28, 2006 through June 28, 2016
Exercise price (Yen)	22,500
Fair value of the new stock acquisition rights at the grant date (Yen)	–

Class of shares	Stock option B
The date of Board of directors' meeting	July 14, 2006
Number and type of Grantee	The Company's director 4 Employees 742
Number of shares granted	Common stock 27,962 shares
The date of grant	July 18, 2006
Condition of exercise	There are no vesting terms to the right. As a general rule, Grantees of the Company losing its status as directors or employees of the Company cannot exercise the right. Other details are specified in the "Agreement regarding allocation of stock acquisition rights" concluded between the Company and the Grantees.
Requisite service period	Not applicable
Exercise period	June 28, 2006 through June 28, 2016
Exercise price (Yen)	22,500
Fair value of the new stock acquisition rights at the grant date (Yen)	–

Equity in earning of affiliates

Interim period of FY2006

Not applicable

Interim period of FY2007

Not applicable

Fiscal year 2006

Not applicable

Per Share Information

Interim period of fiscal 2006 (Six-month period ended September 2006)	Interim period of fiscal 2007 (Six-month period ended September 2007)	Fiscal 2007 (For the year ended March 31, 2007)
Net assets per share ¥14,112.26 Net Income per share (basic) ¥732.03 Net income per share after adjustment for residual securities is not stated herein, since although there were residual securities, the Company's stocks were non-listed and therefore the average stock price for the period is not known, and for the calculation of above amount, Class A preferred stocks are included in the common stocks using if-converted method in accordance with "Guidance on Net Income per share Corporate Accounting Standard No 4".	Net assets per share ¥22,249.66 Net Income per share (basic) ¥2,173.10 Net Income per share (diluted) ¥2,124.10	Net assets per share ¥20,061.69 Net Income per share (basic) ¥1,973.91 Net Income per share (diluted) ¥1,938.13

Note: Calculations of basic and diluted net income per share were based on the following numerators and denominators:

	Interim period of fiscal 2006 (Six-month period ended September 2006)	Interim period of fiscal 2007 (Six-month period ended September 2007)	Fiscal 2006 (Year ended March 31, 2007)
Net Income per share (basic)			
Net Income (million yen)	1,398	4,685	3,793
Amount not available to common shareholders (million yen)	–	–	–
Net income available for dividends on common shares (million yen)	1,398	4,685	3,793
Weighted-average number of shares outstanding during the period (1,000 shares)	1,541	2,155	1,661
Average number of convertible shares (1,000 shares)	370	–	260
Average number of shares (1,000 shares)	1,911	2,155	1,921
Net Income per share (diluted)			
Adjustments to net income (million yen)	–	–	–
Additional dilutive common shares (1,000 shares)	–	49	35
(Dilutive effect of stock options) (1,000 shares)	–	(49)	(35)

	Interim period of fiscal 2006 (Six-month period ended September 2006)	Interim period of fiscal 2007 (Six-month period ended September 2007)	Fiscal 2006 (Year ended March 31, 2007)
Summary of the residual stock not included in the calculation of Net income per share (diluted) for it's non-dilutive effect	One class of stock acquisition right approved and granted by the Board of directors' meeting held on June 28, 2006 (Stock acquisition right 57,033 share) One class of stock acquisition right approved by the Board of directors' meeting held on June28, 2006 and granted on July 18, 2006 (Stock acquisition right 27,885 share)	———	———

Subsequent Events

Interim period of fiscal 2006 (Six-month period ended September 2006)	Interim period of fiscal 2007 (Six-month period ended September 2007)	Fiscal 2006 (Year ended March 31, 2007)
————	————	1. Issuance of new stock acquisition rights The Company, at the Board of directors' meeting held on June 27, 2007, resolved to offer the new stock acquisition rights of up to 25 million yen per year as a part of compensation to its directors as a stock-linked compensation plan. The terms and conditions of the rights are summarized as follows: (1) Total number of the offered new stock acquisition rights The maximum number the rights per year is determined by dividing the above compensation of 25 million yen by the fair value per new stock acquisition right, which is calculated on the basis of a reasonable option assessment model. Fractions of less than 1 share arising out of the adjustment shall be discarded. (2) Number and class of shares subject to new stock acquisition rights The target number of shares to be acquired by one new stock acquisition rights ("Number of Shares Granted") shall be one common share of the company. However, in the event that the Company conducts a stock split, including gratis issue of common shares of the company, or reverse share split its common share, the Number of Shares Granted shall be adjusted, as it deems necessary. (3) Monetary payment for the new stock acquisition rights The fair value per new stock acquisition rights, which is calculated on the basis of a reasonable option assessment model, shall be paid-in money. Meanwhile the Company will offer to pay monetary compensation equal to the total amount of the issue price of the allotted stock acquisition rights to eligible directors for new stock acquisition rights and offset their rights to request compensation from the Company against their payment obligations to be paid for the stock acquisition rights.

Interim period of fiscal 2006 (Six-month period ended September 2006)	Interim period of fiscal 2007 (Six-month period ended September 2007)	Fiscal 2006 (Year ended March 31, 2007)
		(4) Value of assets financed upon exercise of new stock acquisition rights The value of assets to be financed upon exercise of new stock acquisition rights shall be 1 yen (the paid-in amount per share to be delivered upon the exercise of the new stock acquisition rights) multiplied by the Number of Shares Granted. (5) Exercise period of the stock acquisition rights From the lapse of 3 years from the day of allotment and within 10 years of that date (6) Restrictions on acquiring new stock acquisition rights through transfer Acquisition of new stock acquisition rights through transfer requires approval of the board of directors. (7) Conditions of exercise As a general rule, Grantees of the Company losing his or her status as directors or employees of the Company cannot exercise the right. Other details are specified in the "Agreement regarding allocation of stock acquisition rights" concluded between the Company and the Grantees. (8) Others Other conditions or details shall be determined by the Board of Director's meeting held to resolve an offering of new stock acquisition rights.

END

4. Others

Revenues (Million yen)

Category	Interim period of fiscal 2006 (Six-month period ended September 2006)	Interim period of fiscal 2007 (Six-month period ended September 2007)	Fiscal 2006 (Year ended March 31, 2007)
Operating sales	17,909	19,690	36,908
Merchandise sales	9,098	9,122	18,595
Food and beverage sales	5,548	5,584	10,956
Other sales	2,740	2,778	5,601
Total	35,297	37,175	72,062

(Note) In the above amount, consumption taxes are not included.

[Reference] Attendance information (Thousand)

Category	Interim period of fiscal 2006 (Six-month period ended September 2006)	Interim period of fiscal 2007 (Six-month period ended September 2007)	Fiscal 2006 (Year ended March 31, 2007)
Total Attendance	3,963	4,082	8,698
Number of guest with Regular pass	2,893	2,998	5,876
Number of guest with Annual pass	1,070	1,084	2,822

END